                                                                  EXHIBIT 99.2
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-K

         [X]     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended December 31, 1994
                                       OR
         [ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
             For the transition period from ________ to __________
                         COMMISSION FILE NUMBER 1-11073

                             FIRST DATA CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              DELAWARE                            47-0731996
    (STATE OR OTHER JURISDICTION               (I.R.S. EMPLOYER
  OF INCORPORATION OR ORGANIZATION)           IDENTIFICATION NO.)

        401 HACKENSACK AVENUE
        HACKENSACK, NEW JERSEY                       07601
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)           (ZIP CODE)


       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (201) 525-4702

    SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT: SECURITIES

                                                 NAME OF EACH EXCHANGE
       TITLE OF EACH CLASS                        ON WHICH REGISTERED
       -------------------                       ----------------------
Common Stock (par value $.01 per share)         New York Stock Exchange

        SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: NONE

                             ---------------------

          Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such
filing requirements for the past 90 day s.   Yes     x     No
                                                 --------     --------

          Indicate by check mark if disclosure of delinquent filers pursuant to
Item 405 of Regulation S-K is not contained herein and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. / /

          Common shares of the registrant outstanding at January 31, 1995 were 107,716,262. The aggregate market value, as of January 31, 1995, of such common shares held by non-affiliates of the registrant was approximately $5.4 billion. (Aggregate market value estimated solely for the purposes of this report. This shall not be construed as an admission for the purposes of determining affiliate status.)

                      DOCUMENTS INCORPORATED BY REFERENCE

          Part III: Portions of Registrant's Proxy Statement relating to the Annual Meeting of Stockholders to be held on May 17, 1995.
===============================================================================

                                     PART I

ITEM 1. BUSINESS

GENERAL

          First Data Corporation and its subsidiaries (the "Company" or
"FDC") operate in one business segment providing high-quality, high-volume information processing and related services to specific client groups: the transaction card, payment instruments, teleservices, mutual fund, health care, receivables and information management industries. In 1994, the Company began placing strategic focus on its financial sector businesses. Consistent with this focus, in 1994 the Company sold its cable services and hotel reservation businesses. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations--General and Developments."

          The Company's annual revenues have grown from $845 million in 1990 to $1.65 billion in 1994. The Company's revenue growth has been derived from five sources: internal growth which consists primarily of increased transaction processing for existing clients; the sale of ancillary products and enhanced services to existing clients; the addition of new clients in existing product lines; expansion into existing adjacent markets where the Company can provide similar data processing services to new client groups; and acquisitions. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

          The Company's business strategy is to generate recurring revenue by developing long-term contractual relationships with clients that have decided to outsource various information processing services. The Company's diverse client base is comprised of over 2,500 customers, ranging from Fortune 500 and Fortune's Service 500 companies to individually owned and operated businesses. A majority of the Company's revenues are generated from agreements with terms generally of two to five years' duration.

          The Company's information processing facilities are comprised of integrated networks of computer hardware, proprietary software and other telecommunications and operations systems. The Company has data centers which are capable of servicing a wide range of client groups, allowing it to process transactions for hundreds of clients in a rapid and cost effective manner and to take advantage of economies of scale when adding new clients. On an ongoing basis, the Company enhances its proprietary systems and invests in selected new technology in order to provide the flexibility and functionality necessary to process an increasingly larger volume and variety of transactions. During the fiscal years ended December 31, 1994, 1993 and 1992, the Company invested approximately $294 million, $193 million and $132 million, respectively, comprised of $139 million, $108 million and $70 million, respectively, related to systems development and programming (a portion of which is reimbursed by clients of the Company), which were expensed as incurred, and $155 million, $85 million and $62 million, respectively, of capital expenditures for equipment and facilities.

          The Company regularly considers acquisition opportunities as well as other forms of business combinations and divestitures. Historically, the Company has been involved in numerous transactions of various magnitudes, for consideration which included cash or securities or combinations thereof. The Company continues to evaluate and to pursue transaction opportunities as they arise. In evaluating opportunities for future expansion, the Company targets markets in which it believes it can achieve and sustain a strong competitive position. No assurance can be given with respect to the timing, likelihood or the financial or business effect of any possible transaction. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

          First Data Corporation is incorporated in Delaware. Its principal executive offices are located at 401 Hackensack Avenue, Hackensack, New Jersey, 07601, telephone: (201) 525-4702.

FIRST DATA RESOURCES

          The Company's oldest and largest business unit, First Data Resources ("FDR"), accounted for approximately 45 percent of the Company's consolidated revenues on a worldwide basis during the year ended

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

December 31, 1994 and approximately 40 percent during each of the years ended December 31, 1993, and 1992. FDR is a third-party processor of MasterCard and VISA card transactions in the United States, the United Kingdom and Mexico. In addition, FDR provides processing and other services to several oil and retail card clients. FDR provides these services in connection with the credit and debit card activities of approximately 1,400 financial institutions and other card-issuers such as oil companies and retailers. In Australia, First Data Resources Australia, which was purchased in September 1992, is the largest independent third party electronic funds transfer (EFT) transaction processor in that country, providing EFT point-of-sale and automated teller machine services to approximately 235 financial institutions. In the United Kingdom, First Data Resources Limited provides transaction card processing services and similar services to approximately 28 clients. See "Note 11: Geographic Operations" to the Company's Consolidated Financial Statements.

          The following table sets forth (in millions) card accounts on file for FDR for the periods indicated:

                                                                                    AT DECEMBER 31,
                                                                                    ---------------
                                                             1994           1993          1992         1991        1990
                                                             ----           ----          ----         ----        ----
                 Card accounts(1)  . . . . . . . . .         92.2           70.0          58.9         49.4        41.0

------------
(1) Includes bankcard (credit and debit), oil company and retail store credit cards. Excludes certain bankcard accounts for which the Company does not provide full processing.

          FDR provides services to financial institutions which issue MasterCard and VISA cards to cardholders (cardholder processing), as well as to financial institutions which make arrangements with merchants for acceptance of MasterCard or VISA cards as methods of payment (merchant processing). The pending acquisition of ENVOY Corporation (ENVOY) will provide the Company with additional capabilities in the merchant processing business. In addition, upon completion of the pending acquisition of Card Establishment Services, Inc.
(CES), the Company will provide merchant acquiror services directly for merchants. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations--Developments."

          As a cardholder processor, FDR performs a variety of credit card-related transactions, including embossing, transaction reporting, settlement and billing services, as well as certain security and related services, for financial institution and private label card issuers. FDR has the capability to provide services from the moment a card issuer determines to issue a transaction card, such as a MasterCard, VISA or private label card, and throughout the period of the card's use. When an application for a transaction card is submitted to one of FDR's clients, FDR is able to monitor the status of the cardholder application throughout the approval process as well as provide a means for application scoring for the client. After the application is approved, as well as when accounts are renewed, FDR's embossing facility can issue the appropriate transaction card. FDR provides fraud management services which monitor unauthorized use of cards which are reported to be lost, stolen or exceeding credit limits, and coordinates with investigative and enforcement authorities, at the card issuer's request, to prevent unauthorized use. Billing statements are prepared and mailed directly to cardholders using FDR's own mail facility. In addition, FDR offers remittance processing services, whereby cardholder payments are mailed directly to FDR and posted to the cardholder account, and thereafter funds are deposited on behalf of the card-issuing institution.

          As a merchant processor, FDR authorizes transactions, enters data into its system and provides settlement and related services for clients with merchant relationships. Authorization services include authorizing a cardholder's purchase at the merchant location, either electronically or by voice, through an on-line authorization network. FDR applies authorization criteria established by the card-issuer and does not itself determine the advisability of extending credit. Data capture includes data collection and entry, based on transaction information provided by merchants to their banks, which information is forwarded to FDR. Information is posted to the cardholder account if maintained by FDR or, if the particular account is not maintained by FDR, the information is transmitted electronically through the MasterCard and VISA networks. The Company also provides merchant processing services including merchant support services on behalf of clients, such as customer service, chargeback processing and collection activities. In addition to merchant processing, the Company will provide merchant acquiror services directly for merchants upon completion of the pending acquisition of CES. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations--Developments."

          Additionally, FDR offers a variety of enhanced services to its clients allowing FDR to create a differentiated competitive position while increasing its revenues, improving client retention and facilitating client marketing. These enhanced services include cardholder behavior scoring products, customized letter products, a commercial paper program permitting the financing of client card receivables and customer database analysis tools.

          During 1994, the services provided by FDR in North America were organized into three principal business units. The first focuses on bankcard issuing and processing services, consisting primarily of cardholder processing. The second, electronic funds services ("EFS"), includes merchant processing, front-end merchant services, oil card, retail and debit services, and will include the ENVOY and CES businesses. The last business unit ("Card Program Management") consists of customer services, billing services, and credit applications activities.

          FDR clients include a wide variety of banks, savings and loan associations and credit unions participating in MasterCard, VISA, automated teller machine and debit and calling card programs as well as private label and oil-card issuers.

          FDR's revenues consist primarily of fees payable under processing contracts. The amount of such fees has varied depending on the number of transactions processed rather than the dollar amount of each such transaction. FDR's processing services involve hundreds of types of transactions which are separately priced and negotiated with clients. Most customer contracts provide for the payment of minimum annual processing fees, payable without regard to transaction volume, and for price increases during the contract term. In some instances, FDR may make an advance payment to a client when a processing contract is signed.

          Recent changes in the banking industry, including mergers, restructurings, sales of credit card businesses and sales of merchant contracts, are having an impact on FDR's clients and potential clients. In some instances, FDR could lose business if the surviving or acquiring financial institution handles its data processing in-house or uses a competitor of FDR. While these changes in the banking industry have not significantly affected FDR's business to date, similar transactions in the future could impact FDR.

INTEGRATED PAYMENT SYSTEMS

Integrated Payment Systems ("IPS") provides payment instrument transaction processing to financial institutions and to retail customers. In addition, IPS provides consumer funds transfer service processing to retail consumers. These services involve the marketing, through the agent network of American Express Travel Related Services Company, Inc. ("TRS"), a wholly-owned subsidiary of the American Express Company ("American Express"), and processing of the following types of payment instruments and services: American Express(R) Official Checks (which serve as an alternative to a bank's own disbursement items, such as teller's or cashier's checks), American Express Money Orders and the MoneyGram(SM) service (collectively referred to as "payment instruments"). Pursuant to a management agreement among the Company, IPS and TRS (as amended, the "Management Agreement"), IPS manages the payment instruments (excluding American Express Travelers Cheques and Gift Cheques) business for TRS, although TRS has been, and currently is, the state-licensed issuer and provider of such payment instruments services. See "Item 13. Certain Relationships and Related Transactions."

          Beginning in 1994, principally as a result of the acquisition of Citicorp's official check business, IPS commenced the issuance of its own official checks through a new network of IPS agents. See "Item 7.

Management's Discussion and Analysis of Financial Condition and Results of Operations--Developments." In 1994 approximately 45% of the Official Checks processed by IPS were American Express Official Checks. IPS also is engaged in providing cash and information management services facilitating electronic funds transfer such as cash concentration and information reporting. Finally, IPS provides utility bill payment processing services which permit utility customers to pay their utility bills at non-utility locations. IPS then consolidates these funds and remits them to the utility. In 1994, IPS accounted for approximately twelve percent of the Company's revenues as compared with twelve percent and eleven percent in 1993 and 1992, respectively.

          IPS manages the money order and MoneyGram(SM) business through a network of selling agents with approximately 62,000 sales outlets, including financial institutions and check cashing bureaus, selected supermarkets, convenience stores, packaging and postal outlets and airport facilities. These sales outlets also include American Express Travel Service and representative offices. Pursuant to the Management Agreement, the contracts with agents selling TRS payment instruments have been negotiated and managed by IPS but executed in the name of TRS. The following table sets forth (in millions) the payment instrument transactions processed by IPS (including, for the years ended December 31, 1994, 1993 and 1992, payment management services provided to utility companies as described above) for the periods indicated:



                                                                                    YEAR ENDED DECEMBER 31,
                                                                       ----------------------------------------------
                                                                       1994         1993      1992     1991      1990
                                                                       ----         ----      ----     ----      ----
                 Payment instrument transactions
                    processed . . . . . . . . . . . . . . . .         276.6        232.4      201.0   172.7     159.8


          Pursuant to the Management Agreement, IPS and TRS have agreed to establish and implement a transition plan under which the current relationship with TRS with respect to the American Express payment instruments business will be phased out during a five-year period ending April 16, 1997. In this connection, American Express licensed to IPS the use of its name and certain trademarks (collectively, the "Marks") until April 1997. During the five-year transition period, TRS and its subsidiaries have agreed not to compete with the Company by issuing payment instruments, and American Express has agreed not to license the Marks to any other person for use in connection with the payment instruments business. As a result of this transition, IPS has obtained state licenses and will have to enter into new arrangements with TRS selling agents which may involve a renegotiation of terms. However, as stated above, in 1994 IPS began issuing official checks in its own name and has begun to establish its own network of selling agents.

          IPS has acquired the MoneyGram(SM) mark and is evaluating the purchase of other established marks and/or existing selling agent networks, as well as the development of new marks, in connection with the phase out of the use of the Marks. The evaluation of a mark depends upon an analysis of the type of service represented and the characteristics of the customer served. Based upon its experience to date, IPS believes that the transition period provides adequate time for IPS to implement alternative strategies in its markets. The inability of the Company to successfully establish its services under a new name, could have a material adverse effect on the Company's revenues from the payment instrument business. See "Item 13. Certain Relationships and Related Transactions," and "Note 2: Payment Instruments" and "Note 3: Related Party Transactions" to the Company's Consolidated Financial Statements for further discussion of the Company's relationship with TRS and American Express.

          Net proceeds from the sale of payment instruments are invested upon receipt, in accordance with state law, in portfolios of high-quality marketable securities (the "Portfolios") until payment instruments are properly presented for payment. At December 31, 1994, the TRS Portfolio had a carrying value of $1.8 billion. The IPS Portfolio had a net carrying value of $900 million at December 31, 1994. The two Portfolios are not commingled. The securities in the TRS Portfolio are not segregated from the general assets of TRS and accordingly may be subject to claims of general creditors of TRS. See "Note 2: Payment Instruments" to the Company's Consolidated Financial Statements. Pursuant to the Management Agreement, IPS is required to pay all amounts due upon the proper presentment of TRS payment instruments, which amounts are satisfied from assets of the TRS Portfolio. Although it has never been necessary, it is possible that IPS could be called upon to use its own funds to satisfy amounts due upon presentment in the event that a default or investment loss occurs in respect to any investment in the TRS Portfolio.

          In 1994, IPS's revenues primarily consisted of processing fees earned from TRS under the Management Agreement as well as earnings resulting from the sale of IPS Instruments. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of
Operations-Revenues." The processing fees from the sale of TRS instruments are comprised of transaction fees remitted by selling agents and an amount based on the pretax equivalent of the earnings on the Portfolio (plus or minus any gains or losses with respect to securities that have been liquidated), net of commissions payable to the selling agents. In recent years, a substantial portion of IPS's revenues has been attributable to earnings on the TRS Portfolio. Investment decisions with respect to these funds are made in accordance with investment guidelines of IPS and TRS, which meet state law requirements for such funds as well as prudent business standards. The guidelines generally establish criteria related to the creditworthiness, concen tration, liquidity and risk of investment. These guidelines are reviewed periodically to address changes in regulatory requirements as well as market climate. In July 1992, American Express Financial Advisors, Inc., a wholly owned subsidiary of American Express, commenced managing each Portfolio in accordance with the guidelines applicable to each Portfolio. The guidelines are intended to maintain overall asset quality and to reduce risk by restricting the proportion of each Portfolio which may be invested in each of the various general categories of eligible investments as defined by state regulations. These guidelines also impose restrictions on transaction size and exposure to individual issuers in order to encourage geographic, industry and issuer diversification. See "Item 13. Certain Relationships and Related
Transactions."

FIRST DATA INTEGRATED SERVICES

          First Data Integrated Services ("FDIS") provides clients with recurring, value-added computer-based telephone and information processing services employing voice networks, electronic equipment and human operators. FDIS provides a significant customer with 24-hour operator services, including personnel to handle telephone calls, facilities, training and certain equipment necessary to provide such services. To increase efficiencies, in December of 1994, FDIS' teleservices division made the decision to consolidate its voice centers, resulting in a workforce reduction. Other telephonic and on-line services provided by FDIS include interactive information services called FastData and FirstPursuit which provide consumer and business, electronic directory assistance and credit-based information to businesses who provide application verifications, fraud preventions, collections, and skiptracing services, and a computer-based interactive telephone service to gather, process and disseminate information for client marketing needs. The revenues of FDIS consist primarily of fees paid by customers which are, in general, based on call volume, duration, and transactions.

THE SHAREHOLDER SERVICES GROUP

          The Shareholder Services Group, Inc. ("TSSG") provides a variety of services to the mutual fund industry. TSSG has business units providing transfer agent services, fund administration and accounting services, print/mail, fulfillment and proxy services, and retirement account recordkeeping and transaction services.

          FDC began operations in the mutual fund transfer agency business in 1989, through its acquisition of TSSG from The Boston Company, and further expanded in 1990 with the conversion of accounts of The Dreyfus Corporation, acquisition of the mutual fund transfer agency business of Mellon Bank Corporation and several other new client conversions. Investment companies use TSSG to record and process shareholder account activity, respond to shareholder inquiries, and provide shareholder statements. In addition to traditional shareholder servicing and recordkeeping services, TSSG provides certain administrative services to aid mutual funds in their proxy solicitation processes and provides printing and mailing services for marketing and other activities of its customers. Recordkeeping and brokerage services for 401(k) retirement plans and document imaging services initiated in 1993, represent new opportunities for growth. In 1994,


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

TSSG also expanded its services by purchasing the third-party mutual fund administration business of The Boston Company. In 1994, TSSG accounted for approximately 13% of the Company's revenues as compared with eleven percent in each of 1993 and 1992.

          TSSG's shareholder servicing and recordkeeping revenues consist primarily of annual fees paid in monthly installments based on the number of shareholder accounts. The following table sets forth (in millions) the number of mutual fund shareholder accounts serviced by TSSG at the dates indicated:

                                                                                   AT DECEMBER 31
                                                                     ------------------------------------------
                                                                     1994    1993       1992     1991      1990
                                                                     ----    ----       ----     ----      ----
                 Mutual Fund Shareholder Accounts . . . . . . . .    12.1    11.0       9.8       8.7       8.7

          Fund accounting and administration fees consist primarily of annual fees paid in monthly installments based on asset levels. As of December 31, 1994, the mutual fund administration business consisted of a diverse group of 28 clients with fund assets of approximately $40 billion. Fees for printing, mailing, and proxy solicitations are charged by volume on a per job basis. Retirement plan servicing fees consist of monthly billings based on contractual agreements, the number of plan participants or asset levels. Fees charged for additional services are billed on a per transaction basis.

HEALTH SYSTEMS GROUP

          Health Systems Group ("HSG") provides management information systems and services to approximately 600 hospitals, medical group practices, and medical facilities throughout the United States, as well as in Australia, Puerto Rico, the United Kingdom and other countries. HSG offers a comprehensive range of computer-based services, including computerized patient records, medical records imaging, on-line patient file management, account billing, scheduling, accounting, payroll, and insurance and claims processing, in a user-friendly format. HSG is in the process of developing new products to address current regulatory and market changes. HSG's products are intended to contribute to improved cash flow and better financial and clinical administration for healthcare institutions.

          HSG increased its client base of domestic hospitals and expanded internationally as a result of the acquisition of all of the outstanding stock of Gerber Alley & Associates, Inc. (Gerber Alley) in December 1992. In the Gerber Alley acquisition, HSG acquired an in-house data processing and management system which serves medium- to large- sized hospitals located in the United States and other countries.

          HSG's revenues consist of customer fees based on transaction volume, fees from the license and maintenance of software accounted for over the period during which HSG has significant contract support responsibilities and, to a lesser extent, revenues from the resale and maintenance of equipment.


ACB BUSINESS SERVICES

          ACB Business Services ("ACB") operates a receivables management service nationwide, serving clients engaged in healthcare, travel and entertainment card, retail, banking and oil and gas activities as well as serving certain governmental entities. ACB provides accounts receivable management services to TRS, a significant ACB client. ACB's revenues consist primarily of commissions paid on collections for accounts managed by ACB.

          ACB entered into an agreement with TRS and American Express Centurion Bank, effective March 1993, providing for ACB to service a significant portion of delinquent accounts receivable relating to the American Express(R) Card and the Optima(SM) Card. ACB granted certain indemnification rights relating to the performance of its services. In October 1994, the parties modified the agreement to extend its term and remove ACB's competitive performance based indemnification obligations and TRS's and Centurion Bank's volume placement requirements.

FIRST DATA TECHNOLOGIES

          First Data Technologies ("FDT") is dedicated to providing complete systems management support to the Company. FDT resulted from the consolidation of the Company's data center activities to central locations. In 1994, the Company's data centers in Boston, Massachusetts, Charlotte, North Carolina, and Tulsa, Oklahoma, were consolidated with existing operations in Omaha, Nebraska and Englewood, Colorado. FDT is also responsible for activities associated with new data center acquisitions which the Company may undertake.

COMPETITION

          The industry in which the Company's businesses operate is highly competitive, with features and capabilities, quality of service, price, reputation and, in some cases, convenience to the client being the principal competitive elements. The Company's ability to compete effectively also may depend on available capital. Many of the Company's competitors have access to significant capital and management resources. The Company is not aware of any competitor which provides the same range of services as the Company; however, the industry is highly fragmented and the Company faces significant competitors in each of its businesses. The Company's activities require the Company to compete with established competitors. In addition, the Company competes with businesses that internally perform data processing or other services offered by the Company.

          FDR competes with other third-party cardholder and/or merchant processors, such as Total System Services, Inc., Maryland Bank, N.A. (formerly Southwestern States BankCard Association), Electronic Data Systems Corporation and Financial Card Services Inc. FDR's major non-bank competitors for merchant processing are National BankCard Corporation (a division of First Financial Management Corporation), National Data Corporation and National Processing Company, Inc.

          IPS competes with Western Union Financial Services, Inc. (a division of First Financial Management Corporation), which originated the consumer funds transfer product. With respect to money orders, IPS competes with Travelers Express Company, Inc. and the United States Postal Service.

          American Express and its subsidiaries currently compete with the Company in certain areas (none of which is material to the Company). American Express and its subsidiaries also perform for themselves services which are the same or similar to services offered by the Company. Such services include charge or credit card processing, and transfer agency services. Clients of the Company directly compete with the business of American Express. See "Item 13. Certain Relationships and Related Transactions."

          Among significant potential competitors of the Company are International Business Machines Corporation ("IBM") and the regional Bell operating companies ("RBOCs"). IBM has a business unit which operates as a third-party outsourcer and possesses resources with which to compete vigorously with the Company. The RBOCs, which were granted judicial permission to enter the information services business, also possess resources with which to compete vigorously with the Company.

REGULATION

          Various aspects of the Company's businesses are subject to federal and state regulation which, depending on the nature of any noncompliance, may result in the suspension or revocation of any license or registration at issue, as well as the imposition of civil fines and criminal penalties. As a provider of electronic data processing services to regulated financial institutions, FDR is subject to regulatory oversight and examination by the Federal Financial Institutions Examination Council. Moreover, the services FDR provides must comply with certain federal and state laws and regulations governing consumer credit including disclosure of the cost of credit to the consumer.

          In the case of IPS, most states license issuers of payment instruments and many require, among other things, that proceeds from the sales of such instruments and services be invested in high-quality marketable securities pending encashment. Such licensing laws also may cover matters such as regulatory approval of agent locations and the filing of periodic reports by the licensee. IPS has completed the process of obtaining appropriate state licenses. IPS is evaluating the timing and means of issuing retail payment instruments and money transfer services consistent with its business objectives. IPS is required, in order to continue as a licensed issuer, to seek regulatory approval in several states if a stockholder of the Company were to hold shares sufficient to constitute a change of control under applicable law. In addition, there are federal and state laws and regulations designed to prohibit money laundering activities in the payment instruments business.

          TSSG also is subject to federal securities laws relating to, among other things, the regulation of transfer agents. HSG is subject to compliance with certain regulations governing Medicare and Medicaid transactions and other state and federal regulations. ACB is subject to extensive state and federal regulations and licensing requirements governing collections activities.

          To date the Company has experienced no material difficulties in complying with the various laws and regulations affecting its businesses.

EMPLOYEES AND LABOR RELATIONS

          At December 31, 1994, the Company employed approximately 22,000 employees, over 90 percent of whom were full-time employees. A significant number of the Company's employees in the United Kingdom are members of the Banking Insurance & Finance Union ("BIFU"). The Company's employees are not otherwise represented by any labor organization. The Company believes its relations with its employees and BIFU generally to be good.


ITEM 2. PROPERTIES

          The Company leases executive office space at 401 Hackensack Avenue, Hackensack, New Jersey and at 11718 Nicholas Street, Omaha, Nebraska. The following table sets forth certain information with respect to the principal facilities used in connection with the Company's operations. Unless otherwise indicated, such facilities are leased.

                                                                                                       APPROXIMATE
                 BUSINESS UNIT                                           LOCATION                     SQUARE FOOTAGE
                 -------------                                --------------------------------        --------------
                 FDR  . . . . . . . . . . . . . . . .         Omaha, Nebraska (3 facilities)*            501,600
                 FDR  . . . . . . . . . . . . . . . .         Omaha, Nebraska (6 facilities)             511,010
                 FDR  . . . . . . . . . . . . . . . .         Tulsa, Oklahoma                            146,765
                 FDR  . . . . . . . . . . . . . . . .         Basildon, England (4 facilities)*          261,600
                 FDR  . . . . . . . . . . . . . . . .         Southend-on-Sea, England                    39,530
                 FDR  . . . . . . . . . . . . . . . .         Hazelwood, Missouri                         44,820
                 FDR  . . . . . . . . . . . . . . . .         Cleveland, Ohio                             82,544
                 IPS  . . . . . . . . . . . . . . . .         Englewood, Colorado                        283,441
                 FDIS . . . . . . . . . . . . . . . .         Omaha, Nebraska                             40,333
                 FDIS . . . . . . . . . . . . . . . .         Pensacola, Florida*                         57,600
                 FDIS . . . . . . . . . . . . . . . .         Corpus Christi, Texas*                      57,600
                 TSSG . . . . . . . . . . . . . . . .         Providence, Rhode Island                   114,000
                 TSSG . . . . . . . . . . . . . . . .         Boston, Massachusetts                      218,183
                 HSG  . . . . . . . . . . . . . . . .         Charlotte, North Carolina                  370,000
                 ACB  . . . . . . . . . . . . . . . .         Phoenix, Arizona                            67,397

-------------
*       Owned

          The Company owns or leases a number of additional facilities in the United States and the United Kingdom which are used for operational, sales and administrative purposes. The Company's lease obligations generally include customary provisions regarding increases in rent and related costs, such as property taxes. The Company believes that its facilities are suitable and adequate for its businesses; however, the Company periodically reviews its space requirements to consolidate and dispose of or sublet facilities which are no longer required in connection with its businesses and to acquire new space to meet the needs of its businesses.

ITEM 3. LEGAL PROCEEDINGS

          The Company has been advised by letter dated February 24, 1995 from the Securities and Exchange Commission (SEC) that the SEC is conducting an informal inquiry which the Company understands relates to its purchase accounting practices for the period of January 1, 1989 to the present. The Company intends to fully cooperate with the SEC. The Company's external auditors have issued their opinions regarding the Company's financial statements without qualification for each fiscal year during the period under review. The Company and its external auditors continue to believe that the Company's purchase accounting practices are in accordance with generally accepted accounting principles. Either as a result of the SEC's inquiry or the Company's own pending review of the matter under the auspices of the Audit Committee of the Board of Directors, it may be determined that the Company's purchase accounting practices require some revision. The revision, if material, may involve the restatement of prior period financial statements.

          In October 1991, Travelers Express Company, Inc. ("Travelers Express") filed a complaint against American Express Company in the United States District Court for the District of Minnesota alleging that the automated money order dispensing machine used by American Express Money Order selling agents infringes upon several patents held by Travelers Express. In April 1993, this action was dismissed. On April 22, 1993, Travelers Express filed another complaint against TRS and IPS in the United States District Court for the District of Minnesota alleging that the automated money order dispensing machine used by American Express Money Order agents infringes several patents held by Travelers Express. On December 14, 1994, IPS and Travelers Express reached a settlement of the action in which IPS pays Travelers Express a license fee subject to a cap in exchange for a license to use the existing Travelers Express patents and applications for their full terms. The parties have not yet executed definitive documentation of the settlement and have agreed to submit certain disputes about the terms of their agreement to the court for resolution. The Company believes that the settlement will not have a material adverse effect on the business or financial condition and results of operations of the Company.

          In addition, from time to time the Company is involved in various litigation matters arising in the ordinary course of its business, none of which, either individually or in the aggregate, is material to the Company.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

          No matters were submitted to a vote of the registrant's stockholders during the fourth quarter of its fiscal year ended December 31, 1994.

                                    PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

          The principal market for the Company's common stock is the New York Stock Exchange (NYSE). The following table sets forth, for the indicated calendar periods, the reported high and low sales prices of the common stock on the NYSE Composite Tape and the cash dividends per share of common stock. At December 31, 1994, the registrant had 782 common stockholders of record.


                                                                                             DIVIDENDS
                                                                         HIGH      LOW       PER SHARE
                                                                         ----      ---       ---------
1993
----
          First Quarter   . . . . . . . . . . . . . . . . . . . .      37          31 1/4       .03
          Second Quarter  . . . . . . . . . . . . . . . . . . . .      38 1/4      32 7/8       .03
          Third Quarter   . . . . . . . . . . . . . . . . . . . .      40          34 3/4       .03
          Fourth Quarter  . . . . . . . . . . . . . . . . . . . .      42 1/4      36 1/2       .03

1994
----
          First Quarter   . . . . . . . . . . . . . . . . . . . .      48          40 5/8       .03
          Second Quarter  . . . . . . . . . . . . . . . . . . . .      47 1/2      40 3/4        --(1)
          Third Quarter   . . . . . . . . . . . . . . . . . . . .      50 1/4      40 1/2       .06(1)
          Fourth Quarter  . . . . . . . . . . . . . . . . . . . .      50 5/8      45 1/2       .03

------------
(1) In 1994, the Company declared $.03 per share dividends on March 16, July 27, September 28, and December 7, resulting in two dividend declarations in the third quarter and none in the second quarter.

          The timing and amount of future dividends will be (i) dependent upon the Company's results of operations, financial condition, cash requirements and other relevant factors, (ii) subject to the discretion of the Board of Directors of the Company and (iii) payable only out of the Company's surplus or current net profits in accordance with the General Corporation Law of the State of Delaware. The terms of the Company's debt facilities limit the Company's ability to pay dividends through a minimum net worth covenant requiring the Company to maintain its consolidated net worth, as defined, at a minimum level of $700 million plus 25 percent of consolidated net income, as defined, earned subsequent to December 31, 1993. As of December 31, 1994, approximately $287 million was available for the payment of dividends under these restrictions.

ITEM 6. SELECTED FINANCIAL DATA

                 YEARS ENDED DECEMBER 31, (A)
  (IN MILLIONS, EXCEPT PER SHARE AMOUNTS AND WHERE INDICATED)         1994      1993        1992         1991      1990
  -----------------------------------------------------------         ----      ----        ----         ----      ----
INCOME STATEMENT DATA
Revenues  . . . . . . . . . . . . . . . . . . . . . . . . . . .    $1,652.2    $1,490.3   $1,205.3     $1,026.2    $845.0
Operating income  . . . . . . . . . . . . . . . . . . . . . . .       397.4       332.3      265.5        221.6     169.4
Pretax income . . . . . . . . . . . . . . . . . . . . . . . . .       356.1       290.9      231.6        191.1     166.5
Net income  . . . . . . . . . . . . . . . . . . . . . . . . . .       208.1       173.0      141.4        118.0     102.7
Depreciation and amortization (b) . . . . . . . . . . . . . . .       165.5       136.2      111.3         89.3      70.1

BALANCE SHEET DATA (AT END OF YEAR)
Total assets  . . . . . . . . . . . . . . . . . . . . . . . . .    $5,419.4    $3,954.7   $3,839.6     $3,126.3  $2,219.0
Cash and cash equivalents . . . . . . . . . . . . . . . . . . .       166.2       298.0      159.6        130.3      17.3
Goodwill  . . . . . . . . . . . . . . . . . . . . . . . . . . .       866.5       811.4      714.1        627.4     450.6
Other intangibles . . . . . . . . . . . . . . . . . . . . . . .       296.3       224.0      165.9         98.2     112.0
Total liabilities (excluding long-term debt)  . . . . . . . . .     3,929.4     2,478.9    2,694.1      2,115.8   1,555.1
Long-term debt  . . . . . . . . . . . . . . . . . . . . . . . .       474.7       521.3      351.3        443.9     164.6
Stockholders' equity  . . . . . . . . . . . . . . . . . . . . .     1,015.3       954.5      794.2        566.6     499.3

COMMON SHARE STATISTICS (C)
Net income per common share . . . . . . . . . . . . . . . . . .    $   1.87    $   1.56   $   1.30     $   1.13  $   0.99
Cash dividend declared per share  . . . . . . . . . . . . . . .        0.12        0.12       0.21         0.50      0.77

SUMMARY OPERATING DATA
Card accounts on file(d)  . . . . . . . . . . . . . . . . . . .        92.2        70.0       58.9         49.4      41.0
Card and merchant transactions processed (d)  . . . . . . . . .     3,319.4     2,823.2    2.284.2      1,697.7   1,233.5
Payment instrument transactions processed (e) . . . . . . . . .       276.6       232.4      201.0        172.7     159.8
Mutual fund shareholder accounts on file  . . . . . . . . . . .        12.1        11.0        9.8          8.7       8.7
Return on average stockholders' equity (f)  . . . . . . . . . .        20.3%       20.0%      20.3%        22.6%     21.8%

---------------
(a) Amounts include the effect of certain businesses acquired or disposed of during the periods presented. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(b)  Includes amounts charged against revenues.
(c) Reflects retroactive recognition of a common stock dividend to American Express of 104,113,626 shares declared in connection with the Company's initial public offering in April 1992.
(d) Includes bankcard (credit and debit), oil company and retail store credit cards. Excludes certain bankcard accounts for which the Company does not provide full processing.
(e) Includes consumer funds transfer services and, for 1994, 1993 and 1992, transactions related to the Company's utility bill payment product.
(f) Based upon the preceding twelve months' net income and preceding thirteen months' average stockholders' equity.

Note: Certain prior years' amounts have been restated to conform to the current year's presentation.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     First Data Corporation (the Company or FDC) operates in one business segment providing high-quality, high-volume information processing and related services to several market sectors. In 1994, the Company began placing strategic focus on the financial sector where it believes it holds competitive advantages and sees significant opportunities for growth. The Company's financial sector businesses, which include the transaction card processing, payment instruments, mutual fund servicing and receivables management businesses, represented approximately 75 percent of the Company's consolidated revenues and a slightly greater proportion of the Company's consolidated operating income in 1994. In 1993, these businesses contributed approximately two-thirds of the Company's consolidated revenues and a greater proportion of the Company's consolidated operating income.

     The Company's annual revenues have grown from $1.2 billion in 1992 to $1.7 billion in 1994. The Company's revenue growth has been derived from five primary sources: internal growth which consists primarily of increased transaction processing for existing clients; sales of ancillary products and enhanced services to existing clients; the addition of new clients in existing product lines; expansion into existing adjacent markets where the Company can provide similar data processing services to new client groups such as oil card transaction processing; and acquisitions. The Company will continue to pursue these sources of growth. The sources to which growth has been primarily attribut able are discussed under "Results of Operations."

     A majority of FDC's revenues are generated from agreements with terms generally ranging from two to five years. The Company's revenues have been primarily dependent on the number of transactions processed rather than the dollar amount of each transaction. In addition, many arrangements also provide for the payment by the client of a minimum annual fee without regard to transaction volume.

     The Company regularly considers acquisition opportunities as well as other forms of business combinations and divestitures. Historically, the Company has been involved in numerous transactions of various magnitudes, for consideration which has included cash or securities (including common stock) or combinations thereof. The Company continues to evaluate and pursue transaction opportunities as they arise. No assurance can be given with respect to the timing, likelihood or the financial or business effect of any possible transaction.

DEVELOPMENTS

     During 1994, the Company obtained new clients and expanded its offering of enhanced services through the purchase of several businesses including Citicorp's official check business (the new official check business), a third-party mutual fund administration business, and a business that provides credit and debit card authorization. In addition, the Company signed other major new clients in its existing product lines as well as in adjacent markets such as oil card transaction processing, including Bank of New York, Associates National Bank, Amoco Oil, Mobil Oil, two large Mexican banks and a large utility company. This new business is estimated to have aggregate annualized revenues exceeding $250 million. Several of the signings are not expected to contribute to the Company's financial performance until the second half of 1995 due to the significant conversion efforts required.

     In November 1994, the Company completed the sale of its cable services and hotel reservation businesses for aggregate cash proceeds of $143 million. Revenues from these businesses accounted for approximately 5 percent of the Company's consolidated revenues and a lesser percentage of its consolidated operating income. In November 1993, the Company completed the sale of its telemarketing business, WATS Marketing of America, Inc. (WATS Marketing), for cash proceeds of $63 million. The agreement also contained provisions for additional proceeds if certain 1994 revenue levels were met, for which the Company recognized $10 million in 1994. This business accounted for approximately 5 percent of the Company's consolidated revenues and a lesser percent of the Company's consolidated operating income. See Note 4 to the Company's Consolidated Financial Statements.

     In November 1994, the Company announced execution of a merger agreement to acquire CESI Holdings, Inc. (CES) and its subsidiary, Card Establishment Services, Inc., a leading merchant transaction processor. The merger will be effected by the transfer of FDC common stock with an aggregate value of approximately $500 million to CES shareholders. The parties expect to close the transaction by the end of the 1995 first quarter.

     In the 1994 third quarter, the Company announced an agreement to purchase the merchant processing and point-of-sale unit of ENVOY Corporation (ENVOY). The merger, which is expected to close by the end of the 1995 first quarter, will be effected by the transfer of FDC common stock with an approximate aggregate value of $156 million to ENVOY shareholders. In addition, a contingent payment of up to $21 million in the form of FDC common stock will be due over a one- to three-year period if the ENVOY unit purchased attains certain performance objectives.

     The Company believes that the mergers with CES and ENVOY will provide the Company with enhanced technological, operational and distribution capabilities in the merchant processing business as well as additional economies of scale. In addition, the Company believes that the mergers will complement current product offerings in the merchant processing business by strengthening both front-end and back-office transaction processing capabilities. The purpose of the mergers is to provide the Company's bank clients with maximum cost efficiencies and operational performance so they can aggressively compete in the merchant acquiring business against vertically integrated non-bank competitors which have been increasing their market share. The Company intends to leverage the merchant contracts of CES by entering into alliances with clients that are expected to provide immediate scale, operational and marketing efficiencies to the benefit of both the Company and its clients. In integrating CES and ENVOY with the Company's operations, FDC seeks to create value for its clients. For example, the Company believes that the enhanced merchant base will create greater opportunities for promotional programs targeted to the cardholders of the Company's issuing bank clients. CES' merchants and FDC's merchant acquiring bank customers will benefit from cardholder promotions through increased sales. Through this strategy, FDC expects to benefit from increased volumes, merchants and cardholder accounts.

     The Company has been pursuing strategic alliance programs with bank clients offering them the opportunity to participate in the merchant relationships associated with the existing business of CES. In pursuing alliances, FDC will build upon the alliance strategy implemented by CES in connection with the CES joint venture with Wells Fargo Bank N.A. The alliance structures will vary depending upon the needs and objectives of each bank client and FDC, as well as applicable tax, regulatory and other considerations. It is expected, however, that each alliance program will involve the Company contributing a selected portion of the CES merchant contracts, cash or a combination of contracts and cash to the alliance in exchange for the bank client contributing its merchant business to the alliance. The Company generally expects that its ownership interest in any particular alliance will range from 25 to 50 percent. The alliance structure will be designed to preserve each bank's existing merchant relationships, while allowing both the Company and bank to share in the opportunities arising from their respective existing merchant businesses as well as new merchant business generated through the alliance. On January 26, 1995, the Company announced it had signed a letter of intent with a subsidiary of U.S. Bancorp to form such an alliance.

     Prior to 1994, FDC issued payment instruments solely under the name of American Express Travel Related Services Company, Inc. (TRS), a wholly-owned subsidiary of American Express Company (American Express). In 1994, the Company's payment instruments business began transitioning from American Express to its own payment instruments. In conjunction with the acquisition of the new official check business described above, the Company began signing new official check agents as well as converting the acquired and new agents to its own payment instruments which generated an investment portfolio balance of approximately $900 million at December 31, 1994. This is in addition to the investment portfolio of approximately $1.8 billion generated from the Company's sale of TRS payment instruments. FDC has acquired the MoneyGram(SM) mark for the consumer funds transfer service. During 1994, the Company began an aggressive marketing campaign incorporating price promotions and advertising of the MoneyGram(SM) service in a strategy to use its advantageous cost structure to expand market share. The Company anticipates that the continued transition away from the American Express name will not have a material impact on its results of operations.

     In 1995, the Company expects revenues and net income to grow in excess of its long-term objective of 20 percent, depending on the timing and costs associated with integrating new clients and acquisitions. After accounting for the shares issued to CES and ENVOY shareholders, earnings per share for the year is expected to grow near the Company's objective of 20 percent. The Company expects growth in the second half to be stronger than in the first half because of the timing of conversions and acquisitions.

RESULTS OF OPERATIONS

  Revenues

     The Company's revenues increased 11 percent in 1994 to $1.7 billion from $1.5 billion in 1993 and $1.2 billion in 1992. Adjusting for the impact of divested businesses and the absence of the 1993 nonrecurring securities gains discussed under "Expenses," consolidated 1994 revenues increased 20 percent over 1993. The increased revenue came primarily from strong growth in its U.S. transaction card processing, payment instruments and mutual fund servicing businesses. Approximately 90 percent of the 1994 growth resulted from the sale of enhanced services, new client signings, and internal growth primarily in its financial sector businesses. Approximately 50 percent of the 1993 increase came from sales of enhanced services, new client signings, and internal growth with the remainder due to acquisitions and, to a lesser extent, expansion into existing adjacent markets. Growth from acquisitions was principally attributable to revenues from the Company's receivables management business and Gerber Alley & Associates, Inc. (Gerber Alley). "Revenues from affiliates" decreased in 1994 primarily due to revenue earned from former subsidiaries of American Express which is now classified in "Fee revenues, net".

     Worldwide transaction card processing revenues grew by approximately $150 million over 1993 primarily due to increased U.S. card accounts and transactions processed as well as increased sales of enhanced services. The volume of worldwide card and merchant transactions processed, including bankcard, oil company and retail store credit cards, increased 18 percent to
3.3 billion in 1994 compared with 2.8 billion in 1993 and 2.3 billion in 1992. The 1994 increase in card and merchant transactions processed is attributable to a 29 percent increase in the U.S. market. FDC's U.K. transaction card processing operations (FDRL) experienced a 5 percent decline in transactions processed due to the internalization of merchant transaction processing by one of its major customers, which occurred in April 1994 and was anticipated at the time of the FDRL acquisition. FDRL's 1994 revenues were comparable to 1993 due to growth in new clients and the foreign currency translation impact of a weaker U.S. dollar which offset the lost merchant business. Excluding the impact of the operations consolidation discussed under "Expenses," FDRL's
1994 pretax profits were comparable to 1993. Worldwide 1993 transaction card processing revenues grew by approximately $90 million over 1992 primarily due to increased U.S. transaction volumes and sales of enhanced services, as well as expansion of credit card processing services to the oil industry. These increases in 1993 were somewhat offset by a decline of approximately $20 million in revenues from FDRL, primarily as a result of the foreign currency translation impact of a stronger U.S. dollar. FDRL's pretax profits also declined in 1993 due to foreign currency fluctuations, as well as higher depreciation and amortization expense. The volume of worldwide card accounts processed increased to 92.2 million in 1994 from 70.0 million in 1993 and 58.9 million in 1992.

     Revenues derived from the payment instruments business, excluding nonrecurring securities gains of $18 million in 1993, grew by 23 percent or $37 million in 1994, compared with 1993 growth of 23 percent or $28 million. The 1994 increase was attributable to an increase in fee revenue associated with a greater number of MoneyGram(SM) service transactions processed, the addition of the new official check business and higher MoneyGram(SM) fees resulting from conditions relating to Mexican exchange rates. There can be no assurance that the higher fees resulting from the Mexican exchange rate environment which existed in 1994 will continue. This growth was partially offset by a decrease in net interest and dividend revenues derived from the investment portfolio owned by TRS due to a decline in the average return. Approximately 65 percent of the 1993 growth was attributable to an increase in transaction fees resulting from an increase in transactions processed and growth in MoneyGram(SM) service. The remaining 1993 revenue growth was attributable to an increase in net interest and dividend revenues derived from the investment portfolio owned by TRS as a result of a 17 percent increase in the average investment balance. Payment instrument transactions processed increased 19 percent to 277 million in 1994 compared to 232 million in 1993 and 201 million in 1992.

     The returns on the investment portfolios are derived from the difference between the rates the Company earns on the investment portfolios and the variable rate commissions it pays to its selling agents. The net yields may fluctuate based upon this relationship. The Company purchases variable rate cap agreements to protect itself from increases in these commissions. See discussion of variable rate cap agreements under "Liquidity and Capital Resources."

     In conjunction with the new official check business, the Company began signing new official check agents and converting the acquired and new agents to its own payment instruments. Prior to the conversion of the acquired official check agents, which was substantially completed at December 31, 1994, the Company received processing fees which consisted of transaction fees remitted by selling agents and an additional amount calculated as an agreed-upon rate of return on the proceeds of payment instruments sold prior to conversion net of commissions payable to the selling agents. These revenues, as well as revenues from the Company's own payment instruments and cash management services, are included within "Fee revenues, net" on the Company's Consolidated Statement of Income. Revenues derived from the sale of TRS payment instruments appear as "Fees related to sale of TRS financial instruments, net."

     Revenues from the mutual fund servicing business in 1994 increased by $48 million over 1993. The 1994 increase was principally a result of increased sales of enhanced services due to the new mutual fund administration business acquired in May 1994 and proxy solicitation services. Revenues in 1993 increased $32 million over 1992, principally as a result of increased shareholder accounts and increased sales of enhanced services including proxy solicitation services. Shareholder accounts rose 11 percent in 1994 to 12.1 million from 11.0 million in 1993 and 9.8 million in 1992.

     Revenues from the Company's receivables management business in 1994 increased by 38 percent over 1993 primarily due to the full year impact of the acquisition in March 1993.

     Revenues from the teleservices business declined slightly in 1994 compared to 1993 due to lower volumes partially attributable to further automation of operator services and lower pricing partially offset by an increase in volume associated with the Company's computer-based interactive telephone service and other ancillary teleservices. Revenues in 1993 grew by 11 percent over the 1992 period.

     Revenues from the Company's health systems business decreased by approximately 7.5 percent in 1994 from 1993 reflecting its transition to a new product line. The Company does not anticipate improvement in this business until late 1995 or 1996, depending on the timing of development, testing and installation of new products. Revenues in 1993 increased by approximately 20 percent over 1992 due to the inclusion of revenues from Gerber Alley, which was acquired in December 1992.

  Expenses

     The Company's total operating expenses increased 8.4 percent to $1.3 billion in 1994. Growth in volumes of transactions processed as well as the impact of sales of additional enhanced services and significant new client conversions in 1994 resulted in higher systems and programming, data processing and facilities costs. The Company also incurred higher systems and programming and data processing costs in anticipation of 1995 systems conversions related to significant new client signings discussed under "Developments." The Company's additional investment in hardware and operating systems and recently acquired businesses contributed substantially to the increase in depreciation and amortization. During 1994, the Company's domestic transaction card processing business was realigned into functional units to increase responsiveness to customers and align the business to compete more effectively. For operational purposes, the unit was named First Data Card Services Group and includes the Electronic Funds Services business which is pursuing opportunities in the merchant processing market. FDC invested in additional marketing and start-up costs related to the realignment and pursuit of new clients. Partially mitigating these increases were the absence of the labor-intensive telemarketing business, which was divested in November 1993, and labor cost savings at FDRL. The Company's 1993 operating expenses increased 23 percent to $1.2 billion primarily due to growth in volumes of transactions processed and expansion into existing adjacent markets, as well as the impact of acquisitions which contributed approximately 40 percent of the increase in expenses, including the depreciation and amortization associated therewith.

     In November 1994, the Company recorded a nonrecurring net pretax gain of $40 million ($21 million after-tax) from the sale of its cable services and hotel reservation businesses. During 1994, the Company also recorded $10 million of additional proceeds from the 1993 sale of WATS Marketing. During 1993, the Company recorded nonrecurring pretax gains of $22 million ($12 million after-tax) from the sale of WATS Marketing and $18 million (included in revenue) from the sale of securities. The securities gains were largely attributable to investment portfolio sales made in the first quarter of 1993 to meet short-term liquidity needs in the payment instruments business. The net pretax gains from the sale of businesses are included in "Advertising, professional and other, net" on the Company's Consolidated Statement of Income. Substantially mitigating these 1994 and 1993 one-time gains were several nonrecurring pretax charges discussed below.

     The Company undertook several strategic initiatives in the 1994 fourth quarter to streamline and consolidate operations primarily in its oil, teleservices and international businesses and to promote the MoneyGram(SM) service. In this regard, upon completion of its first oil card conversion, the Company reevaluated the anticipated discounted cash flows to be generated by this contract and determined it was appropriate to write off certain contract costs. In addition, a wage restructuring plan for the oil card unit was announced to bring wage rates more in line with market rates. In December 1994, the Company's teleservices division made the decision to close three voice centers due to increasing operational expenses and the decision to consolidate the business in mega-voice centers located in other cities. In addition, the Company's international transaction card processing business consolidated the operations of a recently negotiated contract into its main facility to streamline operations. FDC also undertook a campaign to aggressively promote the MoneyGram(SM) service. As a result of these initiatives, the Company recorded pretax charges of $35 million ($22 million after-tax) for asset write-downs, severance and wage restructuring, and advertising. These pretax charges are included in "Advertising, professional and other, net" on the Company's Consolidated Statement of Income.

     In the fourth quarter of 1993, FDC announced its plans to consolidate the Company's U.S. data processing operations. As a result, the Company recorded pretax charges of $22 million ($14 million after-tax) relating to asset write-downs, severance, relocation and other expenses. The consolidation is substantially complete and anticipated expenditures have been incurred. Also in 1993, the Company recorded nonrecurring pretax charges including equipment and asset write-downs incurred in connection with the downsizing and sale of certain telephonic operations unrelated to the WATS Marketing business. These pretax charges are included in "Advertising, professional and other, net" on the Company's Consolidated Statement of Income.

     Interest expense declined slightly in 1994 due to the Company's annual principal payment of its Senior Notes. Interest expense increased in 1993 from 1992 as a result of the Company's public debt offering in April 1993.

     The Company's effective tax rate for 1994 was 41.6 percent, compared to
40.5 percent in 1993 and 38.9 percent in 1992. The 1994 increase resulted primarily from taxes related to the net gain on the sale of the cable services and hotel reservation businesses and the absence of the tax effect of the revaluation of net deferred tax assets which occurred in 1993. The increase in 1993 was primarily attributable to taxes related to the gain on the sale of WATS Marketing and an increase in the federal income tax rate from 34 percent to 35 percent, under the Revenue Reconciliation Act of 1993, substantially offset by the tax effect of the revaluation of net deferred tax assets. See Note 7 to the Company's Consolidated Financial Statements.

  Net Income and Earnings Per Share

     The Company's net income increased 20 percent to $208 million in 1994, compared with $173 million in 1993 and $141 million in 1992. The Company's earnings per share increased 20 percent to $1.87 in 1994 from $1.56 in 1993 and $1.30 in 1992. The 1994 increase in net income came substantially from increased operating income attributable to continued growth in its financial sector businesses resulting from strong growth in card accounts, transactions processed and enhanced services at its U.S. transaction card processing unit, and higher volumes at its payment instruments business. Growth in its mutual fund servicing business contributed to a lesser extent. These increases were partially offset by declines at the teleservices and health systems businesses. Excluding the impact of nonrecurring items discussed under "Expenses," approximately one-half of the increased operating income in 1994 came equally from the U.S. transaction card processing business and the payment instruments business, with a smaller proportion attributable to the mutual fund servicing business. The 1993 increase in net income came substantially from increased operating income due to increased transaction volumes in its financial sector businesses. Excluding the impact of nonrecurring items discussed under "Expenses," approximately one-third of the increased operating income in 1993 came from the U.S. transaction card processing business with an additional 25 percent attributable to the payment instruments and mutual fund servicing businesses.

SEASONALITY

     The Company's business as a whole has not experienced significant seasonal fluctuation, although the credit card transaction processing business has had higher levels of activity in the fourth quarter.

LIQUIDITY AND CAPITAL RESOURCES

     Total assets of the Company increased to $5.4 billion at December 31, 1994 from $4.0 billion at December 31, 1993. "Proceeds including proceeds due from financial instruments sold" increased by $1.2 billion primarily due to the sale of the Company's own payment instruments in conjunction with the new official check business. "Goodwill" and "Other intangibles," net of amortization, increased $127 million primarily due to the Company obtaining new clients and expanding its offering of enhanced services through the purchase of several businesses, including the third-party mutual fund administration business, the credit and debit card authorization business, and the new official check business. See "Item 3. Legal Proceedings."

     The Company increased its investing activities by $42 million over 1993 primarily due to higher capital expenditures for data processing equipment, an increase in deferred contract payments attributable to the signing of clients, and the purchase of variable rate cap agreements discussed below. These increases were partially offset by higher proceeds from divestitures and the redemption of a preferred stock investment in 1994.

     Cash flows from financing activities decreased by $299 million from 1993. This decrease is primarily attributable to the issuance of long-term debt during the second quarter of 1993 and higher purchases of treasury stock in 1994, partially offset by the temporary draw down of $35 million against the Company's revolving credit facility on December 15, 1994 which was repaid on January 6, 1995.

     The Company's cash flows from operating activities increased by $68 million over 1993 as the result of higher net income and lower net cash outflows attributable to operating assets and liabilities.

     The Company uses its cash flows to make, among other expenditures, acquisitions, contract payments, capital expenditures and systems enhancements. During the years ended December 31, 1994, 1993, and 1992, the Company invested in its business approximately $294 million, $193 million, and $132 million, respectively, comprising $139 million, $108 million and $70 million, respectively, of expenses related to systems development and programming, which were expensed as incurred, and $155 million, $85 million and $62 million, respectively, of capital expenditures for equipment and facilities. Such expenditures have been funded through cash from operations. Systems development and programming costs represent the total direct costs associated with the Company's systems development efforts. Certain of these costs are incurred at clients' requests for specialized services and are recovered through client billings which generally include amounts representing indirect expense allocations and profits. Total client billings for systems development and programming for the years ended December 31, 1994, 1993 and 1992 were $34 million, $24 million and $20 million, respectively.

     The Company declared dividends of approximately $13 million during each of the years ended December 31, 1994, and 1993, and approximately $22 million during the year ended December 31, 1992. The 1992 dividends included $15 million paid to American Express prior to the Company's initial public offering. In 1994, the Company repurchased approximately 3.0 million shares of its Common Stock in the open market for approximately $142 million. Approximately 1.0 million of these shares were repurchased pursuant to a formal plan approved by FDC's Board of Directors in December 1993 and have been designated for use in conjunction with certain employee compensation and benefits programs. In addition, the Company reissued 37,918 shares of its common stock in settlement of a portion of the deferred purchase price of the Company's receivables management business. The Company expects to reissue the remaining shares in connection with the ENVOY acquisition.

     The Company has relied primarily on internally generated funds to support operating and investing activities. The Company's future acquisition and investing activities are expected to rely on internally generated funds and the issuance of debt or equity securities or bank borrowings. The Company filed a shelf registration statement on January 28, 1994, registering the issuance of debt and equity securities up to $300 million in the aggregate. In February 1995, the Company replaced its existing $250 million bank credit facility with two new revolving credit facilities (the Facilities) aggregating $400 million. The Facilities consist of a $100 million 364-day facility and a $300 million 5-year facility. Borrowings under the Facilities are available at rates which are tied to the Company's long-term senior unsecured credit ratings. The Company carries a senior unsecured A/A3 rating and was added to the Standard & Poors 500 equity index in 1994. The Company believes it has adequate internal and external financing available to meet anticipated liquidity needs.

     The Company has entered into currency swap and forward agreements to hedge a substantial portion of the foreign currency translation risk associated with the Company's net investment in the U.K. and certain identifiable firm foreign currency commitments. In addition, the Company has agreements, primarily variable rate cap agreements, to protect against certain exposures relating to fluctuations in variable rates. During the first quarter of 1994, the Company purchased a series of agreements which serve to cap fluctuations in variable rates at a cost of $29 million. These contracts, which currently provide variable rate caps at between 5.25 percent and 5.5 percent, begin and expire at various dates through 1998 and currently have a notional amount of $900 million. In addition, the Company has variable rate cap agreements with notional amounts totaling $500 million which provide variable rate caps at between 5.5 percent and 6.0 percent. The Company periodically reviews its hedging strategy, and depending upon market conditions, may from time to time modify its strategy and, as a result, liquidate existing contracts or purchase new contracts. The Company monitors the credit risk of the counterparties and the concentration of its contracts with any individual counterparty.
Currently, all counterparties have credit ratings from a major rating agency of A or better. See Note 5 to the Company's Consolidated Financial Statements.

     The Company's payment instruments business generates funds from the sale of payment instruments which are invested, in accordance with state law, in portfolios of high-quality marketable securities, which may include short-term securities (such as time deposits, commercial paper and other highly liquid short-term investments), short- and long-term federal, state and municipal obligations and publicly traded preferred stocks. These funds are ultimately used to satisfy the liability to pay, upon due presentment, the face amount of such payment instruments sold. The Company does not utilize such funds to support the operations of the Company and are referenced on the Company's Consolidated Balance Sheet under the caption "Proceeds including proceeds due from financial instruments sold" which support the associated liability, "Liabilities relating to financial instruments sold." See Note 2 to the Company's Consolidated Financial Statements.

     In conjunction with the CES acquisition, the Company is obligated to provide cash to CES to retire CES' outstanding indebtedness under its senior credit facility. As of January 31, 1995, the outstanding indebtedness under this facility was approximately $76 million. CES also has outstanding $125 million of publicly traded subordinated notes (CES Notes). The Company expects that it will implement one or more alternatives aimed at eliminating outstanding indebtedness under all or a significant portion of the CES Notes. The Company has sufficient funds available under the Facilities to satisfy the above obligations.

     In conjunction with the Company's pursuit of strategic alliance programs, it may be required to contribute cash to the alliances. The Company believes it has sufficient financing available to meet these requirements.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

     See Index to Consolidated Financial Statements at Item 14.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     None.

                                  PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information regarding the executive officers and directors of the Company:

           NAME                AGE              POSITION
           ----                ---              --------
Henry C. Duques . . . . . .     51   Chairman of the Board and Chief Executive Officer
Charles T. Fote . . . . . .     46   Executive Vice President
Walter M. Hoff  . . . . . .     42   Executive Vice President and Chief Financial Officer
Robert J. Levenson  . . . .     53   Executive Vice President and Director
Edward C. Nafus . . . . . .     54   Executive Vice President
David P. Bailis . . . . . .     39   General Counsel
Larry D. Hain . . . . . . .     54   Senior Vice President--Finance
Ben Burdetsky . . . . . . .     66   Director
Courtney F. Jones . . . . .     55   Director
James D. Robinson III . . .     59   Director
Charles T. Russell  . . . .     65   Director
Bernard L. Schwartz . . . .     69   Director
Garen K. Staglin  . . . . .     50   Director

     The Board of Directors of the Company is divided into three classes serving staggered three-year terms. The terms of office of Mr. Burdetsky and Mr. Duques will expire in 1995, the terms of office of Mr. Robinson, Mr. Schwartz and Mr. Staglin will expire in 1996, and the terms of office of Mr. Jones and Mr. Levenson will expire in 1997. Officers of the Company serve at the discretion of the Board of Directors. Mr. Duques, Mr. Jones, and Mr. Robinson (Chairman) serve on the Executive Committee of the Board of Directors. Mr.

Burdetsky, Mr. Jones (Chairman) and Mr. Staglin serve on the Audit Committee of the Board of Directors. Mr. Burdetsky, Mr. Schwartz, Mr. Russell (as of March 15, 1995) and Mr. Staglin (Chairman) serve on the Compensation and Benefits Committee of the Board of Directors (the "Compensation Committee").

     HENRY C. DUQUES has served as Chairman of the Board and Chief Executive Officer since April 1989. He joined American Express in September 1987 as President and Chief Executive Officer of the Data Based Services Group of TRS, the predecessor of the Company, and served in that capacity until April 1989. Mr. Duques had been Group President-Financial Services and a member of the Board of Directors of Automatic Data Processing, Inc. ("ADP") from 1984 to 1987.

     CHARLES T. FOTE is Executive Vice President, with responsibility for FDIS, FDT, and IPS, and served as President of IPS from December 1989 through December 1991. From 1985 until 1989, he had been Executive Vice President of the Payment Products division of TRS, the predecessor of IPS.

     WALTER M. HOFF is Executive Vice President, with responsibility for FDR's North American operations. In July 1993, Mr. Hoff assumed the additional office of Chief Financial Officer. From 1989 until April 1992, Mr. Hoff served as Chief Financial Officer of the Company. He joined the Company in 1989 from ADP's Brokerage Information Services Group, where he had been Chief Financial and Administrative Officer since 1985.

     ROBERT J. LEVENSON is a Director and became Executive Vice President with responsibility for TSSG, ACB and HSG in May 1993. He formerly served as Senior Executive Vice President, Chief Operating Officer, Member of the Office of the President of Medco Containment Services, Inc. and was a Director from October 1990 until December 1992. From 1985 until October 1990, Mr. Levenson was Group President and Director of ADP.

     EDWARD C. NAFUS is Executive Vice President with responsibility for the Company's business development activities outside North America and has served as President and Chief Executive of First Data Resources Limited since September 1992. He served as President of FDR from December 1988 to February 1992. Mr. Nafus has been with FDR since 1978, when he joined the Company as a customer service manager and thereafter held progressively senior management positions.

     DAVID P. BAILIS has served as General Counsel since June 1992. He joined the Company in June 1989 and advised HSG and FDR on legal matters prior to his promotion to General Counsel. From January 1988, until joining the Company, Mr. Bailis was a partner at the law firm of Peper, Martin, Jensen, Maichel and Hetlage in St. Louis, Missouri.

     LARRY D. HAIN was named Senior Vice President-Finance in June 1994 and from April 1989 to June 1994 was Senior Vice President and Controller of the Company. Prior to that he was Vice President and Controller of the Data Based Services Group of TRS, the predecessor the Company, since 1987. From August 1978 until 1987, Mr. Hain was Vice President and Controller of FDR.

     BEN BURDETSKY is a Professor of the School of Business and Public Management of The George Washington University from January 1977 to the present. From June 1988 until 1992, he served as Dean, and from March 1984 to June 1988 he served as an Associate Dean, of the School of Business and Public Management of The George Washington University. He is a Director of National Capital Preferred Provider Organization.

     COURTNEY F. JONES was a Managing Director in Merrill Lynch's Investment Banking Division from July 1989 to December 1990. Prior thereto, Mr. Jones served as Chief Financial Officer, Executive Vice President and member of the Board of Directors for Merrill Lynch & Co. Inc. from October 1985. From February 1982 to September 1985, Mr. Jones served as Treasurer and Secretary of the Finance Committee of the Board of Directors for General Motors Corporation. He was also formerly a Director of General Motors Acceptance Corporation and Motors Insurance Company.

     JAMES D. ROBINSON III is the President of J.D. Robinson Inc., a strategic advisory company, and Principal, RRE Investors, LLC, a private investment company. Mr. Robinson is Senior Advisor to Trust Company of the West and a Principal of North American Business Partners. He served as Chairman and Chief Executive Officer of American Express from 1977 until February 1993. Mr. Robinson is a Director of Bristol-Myers Squibb Company, The Coca-Cola Company, Union Pacific Corporation, New World Communications Group, Inc., and Alexander & Alexander Services, Inc. He is a Limited Partner and Advisor to International Equity Partners. Mr. Robinson is also Chairman of the Board of Overseers and the Board of Managers, Memorial Sloan-Kettering Cancer Center; a member of the Business Council and the Council on Foreign Relations; Chairman Emeritus of the World Trade & Tourism Council; and an Honorary member of the Board of Trustees of the Brookings Institution. Mr. Robinson served as Co-Chairman of The Business Roundtable and as Chairman of the Advisory Committee on Trade Policy and Negotiations.

     CHARLES T. RUSSELL served as President and Chief Executive Officer of Visa International from 1984 to January 1994. Mr. Russell joined Visa in 1971. Mr. Russell serves on the Board of Visitors at the University of Pittsburgh's Joseph M. Katz School of Business. Mr. Russell is also a Director of First USA Corp., the Janol-Hydro Corp., and Multipoint Networks, Inc.

     BERNARD L. SCHWARTZ has served as Chairman of the Board of Directors and Chief Executive Officer of Loral Corporation since 1972. He is also Chairman of the Board of Directors and Chief Executive Officer of K&F Industries Inc. and a Director of Reliance Group Holdings, Inc. and certain of its subsidiaries, and Sorema International Holding N.V.

     GAREN K. STAGLIN has served as the Chairman of the Board of Directors and Chief Executive Officer of Safelite Glass Corporation since August 1991. From April 1980 until August 1991 Mr. Staglin had served as the Corporate Vice President and General Manager of ADP's Automotive Services Group. He serves as a Director of Quick Response Services, Inc. and Grimes Aerospace Corp. In 1994, Mr. Staglin was appointed to the Advisory Council of the Stanford Graduate School of Business for a term of two years.

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

     The Company's executive officers and directors are required to file with the Securities and Exchange Commission reports of their acquisitions and dispositions of equity securities of the Company. The Company inadvertently caused one report for Edward C. Nafus to be filed late with respect to 6 shares of the Company's stock acquired under the Company's Employee Stock Purchase Plan. Based on the Company's review of copies of such reports, or written representations from reporting persons, the Company believes that with the one exception noted, all of the Company's executive officers and directors made all required filings on a timely basis.

ITEM 11. EXECUTIVE COMPENSATION

     See the Proxy Statement for the Company's 1995 Annual Meeting of Stockholders, which information is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     See the Proxy Statement for the Company's 1995 Annual Meeting of Stockholders, which information is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     See the Proxy Statement for the Company's 1995 Annual Meeting of Stockholders, which information is incorporated herein by reference.

                                    PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENTS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

         (a) The following documents are filed as part of this report:

                                                                                                   SEQUENTIAL
                                                                                                       PAGE
                                                                                                    NUMBERING
                                                                                                    ---------
1           Financial Statements
            See Index to Financial Statements on page F-1

2           Financial Statement Schedules
            See Index to Financial Statements on page F-1

3           The following exhibits are filed as part of this Annual Report or, where indicated, were heretofore filed and are hereby incorporated by reference

EXHIBIT
  NO.       DESCRIPTION
 ----       -----------
3(i)        Registrant's Restated Certificate of Incorporation, as amended to date (incorporated by reference to Exhibit
            28.1 of the registrant's Quarterly Report on Form 10-Q for the three months ended March 31, 1992).

3(ii)       Registrant's By-Laws, as amended to date (incorporated by reference to Exhibit 28.2 of the registrant's
            Quarterly Report on Form 10-Q for the three months ended March 31, 1992).

4.1         The instruments defining the rights of holders of long-term debt securities of the registrant and its subsidiaries are omitted pursuant to Item 601(b) (4)(iii)(A) of Regulation S-K.  The registrant hereby agrees to furnish copies of these instruments to the SEC upon request.

10.1        Form of First Data Corporation Employee Payroll Savings Stock Purchase Plan (incorporated by reference to
            Exhibit 10.15 to the Company's registration statement on Form S-1 (File NO. 33-45741).

10.2(2)     Form of First Data Corporation 1992 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.16 to the Company's registration statement on Form S-1 (File No. 33-45741).

10.3(2)     1992 Long-Term Incentive Plan Performance Grant Agreement dated January 1, 1993 between the Company and
            Henry C. Duques (incorporated by reference to Exhibit 10.16 to the Company's registration statement on Form
            S-1 (File NO. 22-59440))

10.4(2)     Letter agreement dated March 4, 1993 between the Company and Edward C. Nafus (incorporated by reference to
            Exhibit 10.16 to the Company's registration statement on Form S-1 (file NO. 33-59440)).

10.5(2)     Form of 1992 Long-Term Incentive Plan Performance Grant Agreement dated January 1, 1994 between the Company and its executive vice presidents.  (Incorporated by reference to Exhibit 10.5 of the Company's Annual
            Report on Form 10-K for the year ended December 31, 1993)

10.6(1)(2)  Form of First Data Corporation 1993 Director's Stock Option Plan.

10.7(1)     364 Day Credit Agreement, dated as of February 1, 1995, among the registrant, Chemical Bank, as administrative agent, and the Banks and Other Financial Institutions Parties Thereto

EXHIBIT
  NO.       DESCRIPTION
-------     -----------
10.8(1)     5 Year Credit Agreement, dated as of February 1, 1995, among the registrant, Chemical Bank, as administrative agent, and the Banks and Other Financial Institutions Parties Thereto

12(1)       Computation in Support of Ratio of Earnings to Fixed Charges.

21(1)       Subsidiaries of the registrant.

23(1)       Consent of Ernst & Young LLP.

        (b) Reports filed on Form 8-K during the fourth quarter of fiscal
            1994:

(i) Item 5, Form 8-K, dated October 24, 1994, reporting the registrant's earnings for the quarter ended September 30, 1994.
(ii) Item 5, Form 8-K, dated October 27, 1994, announcing that the Company had signed an agreement to sell its Cable Services Group, Inc. to CSG Holdings, Inc.
(iii) Item 5, Form 8-K, dated November 3, 1994, reporting that the Company had issued two Press Releases. One Press Release announced that the Company had agreed to purchase Card Establishment Services, Inc. The second Press Release announced that the Company had signed a letter of intent to purchase 440 Financial Group of Worcester, Inc.
---------------
(1)     Filed herewith.
(2) Constitutes a management contract or compensatory plan, contract or arrangement described under Item 601 (b)(10)(iii)(A) of Regulation S-K.

                                  SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS ANNUAL REPORT ON FORM 10-K TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.

                                                 FIRST DATA CORPORATION
                                                 (Registrant)

                                                 By /s/ HENRY C. DUQUES
                                                    --------------------------
                                                    Henry C. Duques
                                                    Chairman of the Board
                                                    Chief Executive Officer
                                                    March 2, 1995

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THIS REPORT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS ON BEHALF OF THE REGISTRANT AND IN THE CAPACITIES AND ON THE DATES INDICATED:

             SIGNATURE                          TITLE                            DATE
             ---------                          -----                            ----

       /s/ HENRY C. DUQUES           Chairman of the Board and               March 2, 1995
---------------------------------       Chief Executive Officer
         Henry C. Duques

       /s/ WALTER M. HOFF            Chief Financial Officer                 March 2, 1995
---------------------------------       (Principal Financial Officer)
         Walter M. Hoff

       /s/ LARRY D. HAIN             Senior Vice President-Finance           March 2, 1995
---------------------------------       (Principal Accounting Officer)
         Larry D. Hain

       /s/ BEN BURDETSKY             Director                                March 2, 1995
---------------------------------
         Ben Burdetsky

     /s/ COURTNEY F. JONES           Director                                March 2, 1995
---------------------------------
       Courtney F. Jones

    /s/ ROBERT J. LEVENSON           Director                                March 2, 1995
---------------------------------
      Robert J. Levenson

  /s/ JAMES D. ROBINSON III          Director                                March 2, 1995
---------------------------------
    James D. Robinson III

    /s/ CHARLES T. RUSSELL           Director                                March 2, 1995
---------------------------------
      Charles T. Russell

                                     Director                                March 2, 1995
---------------------------------
       Bernard L. Schwartz

     /s/ GAREN K. STAGLIN            Director                                March 2, 1995
---------------------------------
       Garen K. Staglin

                             FIRST DATA CORPORATION

                         INDEX TO FINANCIAL STATEMENTS
                   COVERED BY REPORT OF INDEPENDENT AUDITORS

                                  (ITEM 14(A))

                                                                                                                  PAGE
                                                                                                                  ----
First Data Corporation and Subsidiaries:
   Consolidated Financial Statements:
      Report of Independent Auditors ..........................................................................    F-2
      Consolidated Statement of Income for the Years ended December 31, 1994, 1993 and
       1992 ...................................................................................................    F-3
      Consolidated Balance Sheet at December 31, 1994 and 1993 ................................................    F-4
      Consolidated Statement of Cash Flows for the Years ended December 31, 1994, 1993 and
       1992 ...................................................................................................    F-5
      Consolidated Statement of Stockholders' Equity for the Years ended December 31, 1994, 1993 and
       1992 ...................................................................................................    F-6
      Notes to Consolidated Financial Statements ..............................................................    F-7
Schedule:
      Schedule VIII-Valuation and Qualifying Accounts .........................................................   F-24

        All other schedules for First Data Corporation and subsidiaries have been omitted since the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the respective financial statements or notes thereto.

               REPORT OF ERNST & YOUNG LLP INDEPENDENT AUDITORS

The Stockholders and Board of Directors of First Data Corporation

        We have audited the accompanying consolidated balance sheets of First Data Corporation as of December 31, 1994 and 1993, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1994. Our audits also included the financial statement schedule listed in the Index at Item 14(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Data Corporation at December 31, 1994 and 1993, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.



                                               Ernst & Young LLP

New York, New York
February 3, 1995

                             FIRST DATA CORPORATION

                        CONSOLIDATED STATEMENT OF INCOME

                  YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                   ($ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                              1994            1993            1992
                                                                           ----------      ----------      ----------
Revenues:
   Fee revenues, net ....................................................  $1,405,837      $1,210,899      $  962,315
   Revenues from affiliates .............................................      65,798         108,257         118,237
   Fees related to sale of TRS financial instruments, net ...............     180,558         171,187         124,768
                                                                           ----------      ----------      ----------
        Total ...........................................................   1,652,193       1,490,343       1,205,320
                                                                           ----------      ----------      ----------
Expenses:
   Human resources ......................................................     649,599         618,471         494,310
   Equipment, supplies and facilities ...................................     245,660         213,592         184,731
   Depreciation and amortization ........................................     143,597         117,811          97,497
   Advertising, professional and other, net .............................     215,963         208,180         163,253
                                                                           ----------      ----------      ----------
        Total ...........................................................   1,254,819       1,158,054         939,791
                                                                           ----------      ----------      ----------
Operating income ........................................................     397,374         332,289         265,529
Interest expense ........................................................      41,257          41,430          33,972
                                                                           ----------      ----------      ----------
Pretax income ...........................................................     356,117         290,859         231,557
Income taxes ............................................................     147,971         117,812          90,132
                                                                           ----------      ----------      ----------
        Net income ......................................................  $  208,146      $  173,047      $  141,425
                                                                           ==========      ==========      ==========
Net income per common share .............................................  $     1.87      $     1.56      $     1.30
                                                                           ==========      ==========      ==========






               See notes to consolidated financial statements.

                             FIRST DATA CORPORATION

                           CONSOLIDATED BALANCE SHEET

                           DECEMBER 31, 1994 AND 1993
                   ($ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                       ASSETS
                                       ------
                                                                                 1994           1993
                                                                              ----------     ----------
Cash and cash equivalents ...............................................     $  166,203     $  298,041
Short-term investments ..................................................        197,134        141,026
Proceeds including proceeds due from financial instruments sold .........      3,058,829      1,818,000
Accounts receivable, less allowance: 1994, $7,117; 1993, $8,606 .........        225,552        197,841
Receivables from affiliates .............................................         49,072         43,446
Land, buildings and equipment at cost, net ..............................        303,294        238,724
Deferred income taxes ...................................................         42,395         46,365
Goodwill, net of amortization: 1994, $154,783; 1993, $125,294 ...........        866,505        811,421
Other intangibles, net of amortization: 1994, $100,016; 1993, $94,556 ...        296,339        224,048
Other assets ............................................................        214,121        135,752
                                                                              ----------     ----------
                                                                              $5,419,444     $3,954,664
                                                                              ==========     ==========

                            LIABILITIES AND STOCKHOLDERS' EQUITY
                            ------------------------------------
 Liabilities:
  Drafts outstanding ....................................................     $  197,046     $  140,813
  Liabilities relating to financial instruments sold ....................      3,069,000      1,818,000
  Short-term debt .......................................................         35,000              -
  Long-term debt ........................................................        474,680        521,269
  Accounts payable ......................................................         90,358         58,630
  Payables to affiliates ................................................          2,112          2,359
  Income taxes payable ..................................................         60,019         50,456
  Employee-related liabilities ..........................................         84,356         56,504
  Deferred revenue ......................................................         50,366         60,165
  Accrued and other liabilities..........................................        341,248        292,008
                                                                              ----------     ----------
       Total liabilities ................................................      4,404,185      3,000,204
                                                                              ----------     ----------
Stockholders' equity:
  Common stock, par value $.01 per share, authorized 300,000,000 shares;
    issued 110,352,000 shares in 1994 and 110,351,858 in 1993 ...........          1,104          1,104
  Capital surplus .......................................................        412,779        410,211
  Net unrealized securities losses ......................................         (6,611)             -
  Foreign currency translation adjustment ...............................        (17,033)       (20,021)
  Retained earnings .....................................................        755,558        567,035
  Less treasury stock at cost, 2,710,360 shares in 1994 and 107,793 in
   1993 .................................................................       (130,538)        (3,869)
                                                                              ----------     ----------
                                                                               1,015,259        954,460
                                                                              ----------     ----------
                                                                              $5,419,444     $3,954,664
                                                                              ==========     ==========


               See notes to consolidated financial statements.

                             FIRST DATA CORPORATION

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                  YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                                ($ IN THOUSANDS)

                                                                                      1994           1993         1992
                                                                                   ----------      --------     --------
Cash Flows From Operating Activities:
  Net income ...................................................................   $  208,146      $173,047     $141,425
  Adjustments to reconcile net income to net cash provided by operating activities:
      Depreciation .............................................................       74,296        62,101       53,748
      Amortization (1994, 1993 and 1992 include charges of
        $21,936, $18,350 and $13,756 against revenues) .........................       91,237        74,060       57,505
  Gain on sale of businesses, net ..............................................      (50,198)      (22,000)           -
  Other non-cash charges, net ..................................................       36,646        40,910       15,907
  Changes in operating assets and liabilities:
      Short-term investments ...................................................      (56,108)       27,978       16,319
      Proceeds including proceeds due from financial instruments
        sold ...................................................................   (1,251,000)      155,000     (559,000)
      Accounts receivable ......................................................      (45,702)      (26,806)       3,071
      Other assets .............................................................      (38,966)        9,737        7,266
      Drafts outstanding .......................................................       56,233       (27,812)     (16,267)
      Liabilities relating to financial instruments sold .......................    1,251,000      (155,000)     559,000
      Accounts payable and other liabilities ...................................       66,947       (49,357)     (15,397)
      Receivables from/payables to affiliates, net .............................       (9,478)        3,094       26,456
                                                                                   ----------      --------     --------
          Net cash provided by operating activities  ...........................      333,053       264,952      290,033
                                                                                   ----------      --------     --------
Cash Flows From Investing Activities:
  Purchase of variable rate cap agreements .....................................      (28,850)       (2,100)     (14,450)
  Proceeds from redemption of preferred stock investment .......................       11,478             -       13,522
  Deferred contract payments ...................................................     (123,381)      (87,318)     (72,402)
  Purchase of land, buildings and equipment ....................................     (154,871)      (84,888)     (62,232)
  Acquisition-related expenditures .............................................     (153,839)     (156,306)    (108,469)
  Divestitures .................................................................      143,867        67,233        5,413
                                                                                   ----------      --------     --------
          Net cash used by investing activities ................................     (305,596)     (263,379)    (238,618)
                                                                                   ----------      --------     --------
Cash Flows From Financing Activities:
  Net increase (decrease) in short-term debt  ..................................       35,000             -       (3,000)
  Issuance of long-term debt ...................................................            -       197,862       22,434
  Principal payments of long-term debt .........................................      (48,360)      (49,075)     (96,071)
  Proceeds from issuance of common stock .......................................        7,641         7,839       83,064
  Purchase of treasury stock ...................................................     (142,374)       (5,577)           -
  Dividends paid ...............................................................      (13,209)      (13,205)     (18,572)
                                                                                   ----------      --------     --------
          Net cash (used) provided by financing activities  ....................     (161,302)      137,844      (12,145)
                                                                                   ----------      --------     --------
Effect of exchange rate changes on cash ........................................        2,007          (967)      (9,969)
                                                                                   ----------      --------     --------
Net (decrease) increase in cash and cash equivalents ...........................     (131,838)      138,450       29,301
Cash and cash equivalents at beginning of year .................................      298,041       159,591      130,290
                                                                                   ----------      --------     --------
Cash and cash equivalents at end of year .......................................   $  166,203      $298,041     $159,591
                                                                                   ==========      ========     ========

               See notes to consolidated financial statements.

                             FIRST DATA CORPORATION

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                  YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                   ($ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)



                                                                  UNREALIZED     FOREIGN
                                                                  SECURITIES     CURRENCY
                                        COMMON       CAPITAL      GAINS AND      TRANSLATION     RETAINED    TREASURY
                                        STOCK        SURPLUS       (LOSSES)      ADJUSTMENT      EARNINGS      STOCK      TOTAL
                                        ------       --------     ----------     -----------     --------    ---------  ----------
Balance at January 1, 1992 ...........  $1,041       $275,988     $      -       $  1,930        $287,649    $       -  $  566,608
Net income ...........................       -              -            -              -         141,425            -     141,425
Cash dividends
  ($0.21 per common share) ...........       -              -            -              -         (21,872)           -     (21,872)
Foreign currency translation
  adjustment .........................       -              -            -        (16,559)              -            -     (16,559)
Issuance of common stock
  (4,000,000 shares) .................      40         83,024            -              -               -            -      83,064
Conversion of debt into common
  stock (1,886,364 shares) ...........      19         41,481            -              -               -            -      41,500
                                        ------       --------     --------       --------        --------    ---------  ----------
Balance at December 31, 1992 .........   1,100        400,493            -        (14,629)        407,202            -     794,166
                                        ------       --------     --------       --------        --------    ---------  ----------
Net income ...........................       -              -            -              -         173,047            -     173,047
Cash dividends ($0.12 per
  common share) ......................       -              -            -              -         (13,214)           -     (13,214)
Foreign currency translation
  adjustment  ........................       -              -            -         (5,392)              -            -      (5,392)
Stock options exercised and
  related tax benefits
  (351,858 shares) ...................       4          9,718            -              -               -            -       9,722
Purchase of treasury stock
  (153,533 shares) ...................       -              -            -              -               -       (5,577)     (5,577)
Incentive savings plan
  contribution (45,740
  shares) ............................       -              -            -              -               -        1,708       1,708
                                        ------       --------     --------       --------        --------    ---------  ----------
Balance at December 31, 1993 .........   1,104        410,211            -        (20,021)        567,035       (3,869)    954,460
                                        ------       --------     --------       --------        --------    ---------  ----------
Net income ...........................       -              -            -              -         208,146            -     208,146
Cash dividends ($0.12 per
  common share) ......................       -              -            -              -         (13,123)           -     (13,123)
Adjustment to beginning balance
  for change in accounting
  method, net of income
  taxes of $20,397 ...................       -              -       37,880              -               -            -      37,880
Change in unrealized gains
  and (losses), net
  of income tax benefits of
  $23,957 ............................       -              -      (44,491)             -               -            -     (44,491)
Foreign currency translation
  adjustment .........................       -              -            -          2,988               -            -       2,988
Stock options exercised and
  related tax benefits
  (321,857 shares) ...................       -          2,544            -              -          (6,500)      14,162      10,206
Purchase of treasury stock
  (2,962,200 shares) .................       -              -            -              -               -     (142,482)   (142,482)
Acquisition purchase price
  (37,918 shares).....................       -             24            -              -               -        1,651       1,675
                                        ------       --------     --------       --------        --------    ---------  ----------
Balance at December 31, 1994 .........  $1,104       $412,779     $ (6,611)      $(17,033)       $755,558    $(130,538) $1,015,259
                                        ======       ========     ========       ========        ========    =========  ==========



                See notes to consolidated financial statements.

                   FIRST DATA CORPORATION AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Principles of Consolidation

        The accompanying consolidated financial statements include the accounts of First Data Corporation (the Company or FDC) and its wholly-owned subsidiaries. All material intercompany accounts and transactions have been eliminated.


        Foreign Currency and Hedging Contracts

        Foreign currency denominated assets and liabilities are translated into U.S. dollar equivalents based on exchange rates prevailing at the end of each year. Revenues and expenses are translated at average exchange rates during the year. Aggregate foreign exchange gains and losses arising from the translation of foreign currency denominated assets and liabilities are included in Stockholders' Equity.

        Foreign currency products used to hedge net investments in foreign entities or identifiable firm foreign currency commitments are recognized as adjustments to the values of the hedged items. Gains and losses resulting from hedging activities are intended to offset the gains and losses on the hedged foreign currency exposures.

        Contracts, principally variable rate cap agreements, used to hedge exposure to fluctuations in variable rates are recognized as an adjustment of the rates. The cost of each contract, which is designated and effective in reducing risk, is recognized ratably over the life of the contract.


        Cash and Cash Equivalents

        The Company has principally defined cash and cash equivalents as cash, time deposits and certain highly liquid instruments with maturities of three months or less at the date of purchase. Excluded from this definition are amounts attributable to drafts outstanding. Cash equivalents totaled $146 million and $283 million at December 31, 1994 and 1993, respectively, and are carried at cost which approximates market value.


        Short-Term Investments

        Short-term investments are principally comprised of highly liquid investments including time deposits, short-term money market preferred stock and money market mutual funds. These investments, which are not available for general corporate purposes, principally arise from drafts outstanding relative to the Company's mutual fund transfer agent business and are carried at cost which approximates market value.


        Securities Held-To-Maturity and Available-For-Sale

        The Company adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," for investments held as of and acquired after January 1, 1994. In accordance with the Statement, prior period financial statements have not been restated to reflect the change in accounting principle. Stockholders' Equity, as of January 1, 1994, increased approximately $38 million (net of approximately $20 million in deferred federal income taxes) to reflect the net unrealized holding gains on securities classified as available-for-sale previously carried at amortized cost or lower of aggregate cost or market.

        Pursuant to this Statement, management determines the appropriate classification of debt securities included in the investment portfolio owned by American Express Travel Related Services Company, Inc. (TRS), a wholly-owned subsidiary of American Express Company (American Express), (TRS Portfolio) and

                   FIRST DATA CORPORATION AND SUBSIDIARIES
the Company's own investment portfolio (Company's Portfolio) at the time of purchase and reevaluates such designation as of each balance sheet date. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are carried at amortized cost.

        Debt securities not classified as held-to-maturity and marketable equity securities are classified as available-for-sale. The Company currently has no securities classified as trading securities. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of federal income taxes, reported in a separate component of Stockholders' Equity captioned "Net unrealized securities losses."

        The amortized cost of debt securities classified as held-to-maturity or available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity. Realized gains and losses and any declines in value judged to be other than temporary are included in net income. The cost of securities sold is based upon the specific identification method.


        Land, Buildings and Equipment

        Land, buildings and equipment are depreciated over their estimated useful lives. Leasehold improvements are amortized over the shorter of their estimated useful lives or the remaining lease term. Depreciation is computed using the straight-line method. The ranges of estimated useful lives are as follows:

                                                                     YEARS
                                                                     -----
     Buildings .................................................       30
     Leasehold improvements ....................................     3-10
     Computer equipment ........................................      3-4
     Communications and other equipment and furniture ..........      3-8

Land, buildings and equipment at December 31 consist of (thousands):
                                                           1994         1993
                                                         --------     --------
     Land ............................................   $  9,578     $ 10,121
     Buildings .......................................    113,154       98,932
     Leasehold improvements ..........................     38,082       22,934
     Equipment and furniture .........................    405,070      321,428
                                                         --------     --------
                                                          565,884      453,415
     Less accumulated depreciation and amortization ..   (262,590)    (214,691)
                                                         --------     --------
           Total .....................................   $303,294     $238,724
                                                         ========     ========

        Included in the above are assets held under capital lease agreements of $2.0 million and $3.9 million, net of accumulated amortization of $5.6 million and $7.8 million as of December 31, 1994 and 1993, respectively.

        Goodwill and Other Intangibles

        Goodwill represents the excess of purchase price over tangible and other identifiable assets acquired less liabilities assumed arising from business combinations and is being amortized over estimated useful lives ranging from 20 to 40 years. Included in goodwill at December 31, 1994 and 1993 is approximately $197 million and $203 million, respectively, associated with the original acquisition of First Data Resources Inc. Other intangible assets consist of rights to provide processing services to clients acquired directly or through business combinations, costs associated with the conversion of major new client accounts to the Company's

                   FIRST DATA CORPORATION AND SUBSIDIARIES
systems, and, to a lesser extent, copyrights, patents, software and non-compete agreements acquired in business combinations. Client contracts provide for the payment by the client of minimum annual fees and contract termination penalties. Other intangibles are amortized on either a straight-line basis or as a percentage of expected revenue over the length of the contract or benefit period, from 4 to 25 years.

        Goodwill and other intangible assets are reviewed for impairment whenever events indicate that their carrying amount may not be recoverable. When the Company believes that those assets may not be recoverable, it estimates the future cash flows to be generated by the business associated with those assets. In the event that the sum of the cash flows is less than the carrying amount of those assets, the assets would be written down to their fair value which is normally measured by discounting estimated future cash flows.

        Revenue Recognition

        As a provider of computer-based information processing and related services to a variety of industries, FDC records its net fee revenues as services are performed. Revenue is stated net of commissions paid to selling agents relative to the sale of payment instruments. Processing fees from TRS include the pretax equivalent of the earnings on the investment portfolio owned by TRS and are recorded as earned. A substantial portion of the gross profit on software license fees and the sale of the related hardware, principally related to the Company's healthcare business, is deferred and amortized on a straight-line basis over the period during which the Company has significant contract support responsibilities, which is generally four to five years.


        Software Development Costs

        Internal costs of computer software development are expensed as incurred.


        Income Taxes

        The Company accounts for income taxes under the liability method required by SFAS No. 109, "Accounting for Income Taxes." Prior to the Company's initial public offering (see Note 3), the taxable income of the Company was included in the consolidated U.S. federal income tax return of American Express, and under an agreement with American Express, the provision for income taxes and tax benefits was determined by the Company on a stand-alone basis.


        Net Income Per Common Share

        Net income per common share is computed on the basis of the weighted average of common shares outstanding and common share equivalents. The weighted average shares used in the computations were 111,232,177; 111,093,832; and 108,924,890 for 1994, 1993 and 1992, respectively. Common share equivalents relating to the dilutive effect of stock options aggregated 1,545,234; 1,039,126; and 537,719 for 1994, 1993 and 1992, respectively.


        Reclassification

        Certain prior years' amounts have been reclassified to conform to the current year's presentation.


NOTE 2: PAYMENT INSTRUMENTS

        Pursuant to a management agreement with TRS (Management Agreement), the Company, through its wholly-owned subsidiary Integrated Payment Systems Inc.
(IPS), selects selling agents, negotiates contracts and determines fees to be remitted by selling agents with respect to a payment instruments business which

                   FIRST DATA CORPORATION AND SUBSIDIARIES
includes products and services such as American Express(R) Money Order, American Express(R) Official Check and MoneyGram(SM). Proceeds from the sale of payment instruments by others, who act as selling agents for TRS, are invested by TRS pending encashment consistent with state regulatory requirements. The Company earns processing fees from TRS which are comprised of transaction fees remitted by selling agents and an amount based on the pretax equivalent of the earnings on the TRS Portfolio (plus or minus any gains or losses with respect to securities that have been liquidated), net of commissions subsequently paid to the selling agents. The processing fees earned from TRS and other associated revenues for this business were comprised of the following during the years ended December 31 (thousands):

                                                              1994        1993         1992
                                                            --------    --------     --------
   Transaction fees received from selling agents and
     other .............................................    $109,321    $ 71,167     $ 52,827
   Earnings on TRS Portfolio, net ......................      71,237     100,020       71,941
                                                            --------    --------     --------
   Total ...............................................    $180,558    $171,187     $124,768
                                                            ========    ========     ========


        Variable rate commissions paid to selling agents, based upon float participation, have been applied against "Earnings on TRS Portfolio, net" in the foregoing table. The earnings also included realized gains of approximately $18 million in 1993 on the sale of certain long-term debt and equity securities. Realized gains from such sales were immaterial during the years ended December 31, 1994 and 1992.

        In conjunction with the March 1994 acquisition of Citicorp's official check business (See Note 4), the Company began signing new official check agents and converting the acquired and new agents to its own payment instruments for which proceeds are invested in the Company's Portfolio. Prior to the conversion of the acquired official check agents, which was substantially completed at December 31, 1994, the Company received processing fees which consisted of transaction fees remitted by selling agents and an additional amount calculated as an agreed-upon rate of return on the proceeds of payment instruments sold prior to conversion net of commissions payable to the selling agents. These revenues, as well as revenues from the Company's own payment instruments and cash management services, are included within "Fee revenues, net" on the Company's Consolidated Statement of Income.

        An affiliate of American Express provides investment management, asset-liability management, and accounting and reporting services for TRS and IPS with respect to both the Company and TRS portfolios pursuant to investment management agreements. The portfolios are managed in accordance with guidelines developed by TRS and IPS.

        The Management Agreement provides, among other things, that if the market value of the securities in the TRS Portfolio falls below certain levels, IPS may be required, under certain circumstances, to make payments to TRS, and TRS will deposit such payments in the TRS Portfolio; and TRS will have the right, under certain circumstances, to assume the management and control of certain aspects of the IPS payment instruments business relating to instruments issued by TRS.

        The Company has agreed to indemnify TRS against any losses, damages and costs with respect to the payment instruments of TRS. Accordingly, the assets and liabilities of TRS relative thereto are included with the assets and liabilities related to the Company's own payment instruments on the Company's Consolidated Balance Sheet under the captions "Proceeds including proceeds due from financial instruments sold" and "Liabilities relating to financial instruments sold." "Proceeds including proceeds due from financial instruments sold" reflect the amount of short- and long-term investments owned and held by TRS and the Company of $2,686 million and $1,642 million, cash of $38 million and $4 million, and receivables from selling agents of $335 million and $172 million, at December 31, 1994 and 1993, respectively. At December

                   FIRST DATA CORPORATION AND SUBSIDIARIES

31, 1994, "Proceeds including proceeds due from financial instruments sold" include $2,125 million relating to TRS payment instruments and $934 million relating to the Company's payment instruments.

        The following is a summary of available-for-sale and held-to-maturity securities included in both portfolios as of December 31, 1994 (thousands):

                                                                           AVAILABLE-FOR-SALE SECURITIES
                                                                  ---------------------------------------------------
                                                                                               GROSS         GROSS
                                                                   AMORTIZED       FAIR      UNREALIZED    UNREALIZED
                                                                     COST        VALUE(D)      GAINS         LOSSES
                                                                  ----------   ----------    ----------    ----------
Short-term(a)
   Time deposits ...............................................  $   34,512   $   34,512    $      -       $      -
   Reverse repurchase agreements(b) ............................     296,099      296,099           -              -
   Variable rate put bonds and other tax-exempt investments(c)..     455,930      455,666           -            264
                                                                  ----------   ----------    --------       --------
                                                                     786,541      786,277           -            264
                                                                  ----------   ----------    --------       --------
Long-term
   State and municipal obligations .............................   1,102,264    1,095,527       7,865         14,602
   Preferred stock .............................................      66,242       63,072         143          3,313
                                                                  ----------   ----------    --------       --------
                                                                   1,168,506    1,158,599       8,008         17,915
                                                                  ----------   ----------    --------       --------
         Total .................................................  $1,955,047   $1,944,876    $  8,008       $ 18,179
                                                                  ==========   ==========    ========       ========

                                                                        HELD-TO-MATURITY SECURITIES
                                                                ------------------------------------------------
                                                                                            GROSS       GROSS
                                                                CARRYING       FAIR      UNREALIZED   UNREALIZED
                                                                 VALUE        VALUE(D)      GAINS       LOSSES
                                                                --------      --------   ----------   ----------
Long-term
   State and municipal obligations (at amortized cost) .......  $733,321      $706,934     $ 4,028     $ 30,415
   Preferred stock (at lower of aggregate cost or market) ....     7,895         7,956         137           76
                                                                --------      --------     -------     --------
         Total ...............................................  $741,216      $714,890     $ 4,165     $ 30,491
                                                                ========      ========     =======     ========

        The following is a maturity summary of available-for-sale and held-to-maturity securities included in both portfolios as of December 31, 1994 (thousands):

                                                                    AVAILABLE-FOR-SALE             HELD-TO-MATURITY
                                                              -----------------------------      ----------------------
                                                               AMORTIZED            FAIR         CARRYING       FAIR
                                                                 COST              VALUE(D)       VALUE        VALUE(D)
                                                              ----------        -----------      --------      --------
Due within 1 year ........................................    $  791,194        $  790,881       $ 13,248      $ 13,339
Due after 1 year through 5 years .........................       574,846           574,636         66,379        67,545
Due after 5 years through 10 years .......................       451,311           445,174        457,403       441,050
Due after 10 years .......................................        71,454            71,113        196,291       185,000
                                                              ----------        ----------       --------      --------
                                                               1,888,805         1,881,804        733,321       706,934
Preferred stock ..........................................        66,242            63,072          7,895         7,956
                                                              ----------        ----------       --------      --------
  Total ..................................................    $1,955,047        $1,944,876       $741,216      $714,890
                                                              ==========        ==========       ========      ========

-----------------
(a) Short-term investments include the Company's allocated portion of the overall TRS short-term investment portfolio
(b)     Backed by various U.S. government securities
(c) Variable rate put bonds represent state and municipal obligations with short-term redemption features
(d)     Estimated fair values were determined using dealer quotations

                   FIRST DATA CORPORATION AND SUBSIDIARIES

        Proceeds from the sale of available-for-sale securities for the year ended December 31, 1994 were approximately $85 million. Gross realized gains and losses on such sales were immaterial.

        At December 31, 1993, investments owned and held by TRS consisted of the following (thousands):





                                                                                       GROSS         GROSS
                                                             CARRYING       FAIR     UNREALIZED    UNREALIZED
                                                               VALUE      VALUE(D)     GAINS         LOSSES
                                                            ----------   ----------  ----------    ----------
Short-term (at cost which approximates market)(a)
   Time deposits ........................................   $      262   $      262   $    -        $ -
   Reverse repurchase agreements(b) .....................      104,902      104,902        -          -
   Variable rate put bonds and other tax-exempt
     investments(c)......................................      149,665      149,665        -          -
                                                            ----------   ----------   -------        ---
                                                               254,829      254,829        -          -
                                                            ==========   ==========   =======        ===
Long-term
   State and municipal obligations (at amortized cost) ..    1,350,620    1,440,331    89,751         40
   Preferred stock (at lower of aggregate cost or
     market) ............................................       36,251       37,941     1,692          2
                                                            ----------   ----------   -------        ---
                                                             1,386,871    1,478,272    91,443         42
                                                            ----------   ----------   -------        ---
        Total ...........................................   $1,641,700   $1,733,101   $91,443        $42
                                                            ==========   ==========   =======        ===


                                                                                           CARRYING       FAIR
                                                                                            VALUE        VALUE(D)
                                                                                          ----------   ----------
Due within 1 year .....................................................................   $  270,904   $  271,175
Due after 1 year through 5 years  .....................................................      324,273      343,378
Due after 5 years through 10 years ....................................................      840,603      903,605
Due after 10 years ....................................................................      169,669      177,002
                                                                                          ----------   ----------
                                                                                           1,605,449    1,695,160
Preferred stock   .....................................................................       36,251       37,941
                                                                                          ----------   ----------
     Total ............................................................................   $1,641,700   $1,733,101
                                                                                          ==========   ==========

----------------------
(a) Short-term investments represent the Company's allocated portion of the overall TRS short-term investment portfolio
(b)     Backed by various U.S. government securities
(c) Variable rate put bonds represent state and municipal obligations with short-term redemption features
(d) Estimated fair values of the long-term portfolio were determined using dealer quotations


        Proceeds from sales of investments held at amortized cost were approximately $229 million and $153 million during the years ended December 31, 1993 and 1992, respectively. The average portfolio balances during the years ended December 31, 1994, 1993 and 1992 were $1,874 million, $1,556 million, and $1,336 million, respectively, and average net yields thereon were
3.8 percent, 6.4 percent, and 5.4 percent, respectively.

        "Liabilities relating to financial instruments sold" principally consist of the liability for American Express Money Orders, American Express Official Checks and the Company's own payment instruments outstanding while the remaining $328 million and $311 million at December 31, 1994 and 1993, respectively, are attributable to amounts due selling agents. At December 31, 1994, "Liabilities relating to financial instruments sold" include $2,130 million relating to TRS payment instruments and $939 million relating to the Company's payment instruments.

                   FIRST DATA CORPORATION AND SUBSIDIARIES

NOTE 3: RELATED PARTY TRANSACTIONS

        On April 16, 1992, the Company and American Express closed the initial public offering (IPO) of the Company's common stock, which consisted of primary and secondary offerings of 4.0 million and 46.6 million shares, respectively. The Company received net proceeds of $83 million from the primary offering, which after prepayment of a $35 million loan payable to TRS, resulted in $48 million used for general corporate purposes. On March 29, 1993, the Company and American Express completed a secondary offering of 35.2 million shares of FDC common stock, further reducing the ownership interest of American Express which at December 31, 1994 was approximately 21 percent.

        On October 18, 1993, American Express completed an offering of 6 1/4% Exchangeable Notes Due October 15, 1996 (DECS) for the principal amount of approximately $868 million. At maturity, the DECS are exchangeable, at the option of American Express, into a maximum of 23,618,500 shares of FDC common stock.

        The Company has entered into various transactions with American Express and its subsidiaries. Revenues derived from American Express during 1994 are mainly comprised of accounts receivable management fees charged to TRS. Revenues derived from American Express during 1993 and 1992 were principally comprised of shareholder servicing and record-keeping fees charged to mutual funds managed by Shearson Lehman Brothers Inc. (Shearson) or affiliates thereof through July 1993, accounts receivable management fees charged to TRS in 1993 and data processing fees charged to The Boston Company, Inc. (TBC), a Shearson affiliate, through May 1993. American Express completed the spin-off of Lehman Brothers Holdings Inc. in May 1994 and the sales of TBC in May 1993 and Shearson in July 1993. Revenues earned by the Company from these former American Express subsidiaries, and mutual funds advised thereby, subsequent to these dates are reflected in "Fee revenues, net." American Express will reimburse the Company for $10 million of costs incurred relating to the early termination by TBC of its data processing contract with the Company. The Company's accounts receivable management business, ACB Business Services, Inc.
(ACB), entered into a multi-year agreement containing renewal options with TRS and American Express Centurion Bank, effective October 1994, and paid $8.5 million for the right to service a significant portion of delinquent accounts receivable relating to the American Express(R) Card and the Optima(SM) Card.

        The Company and American Express have an intercompany agreement providing, among other things, for (i) the grant by American Express to the Company of a license to use the American Express name and certain trademarks through April 16, 1997, in connection with the Company's payment instruments business as presently conducted for an annual license fee of $1.0 million; (ii) American Express' agreement to reimburse the Company for (a) up to $3.0 million of the expenses incurred through April 9, 1993 relating to the change of the Company's name and its change in status to a publicly owned corporation (which was fully reimbursed) and (b) up to $7.6 million of the expenses, relating to the changes referred to in clause (ii)(a) above as well as to advertising of Company payment instruments under a new name (which was fully reimbursed). During 1993, American Express paid the Company $6.6 million in conjunction with a $22 million settlement by the Company of a contract pricing matter.

        The following table lists the fees paid by the Company to American Express and its subsidiaries for the years ended December 31 (thousands):


                                    1994    1993    1992
                                   ------  ------  ------
Rent ............................  $    -  $4,532  $9,285
Insurance, benefits and
  incentives.....................   1,007   2,706   8,413
Hedging agreements ..............   7,568   3,500   8,734
Licensing fees and other ........   2,169   4,213   4,018


                   FIRST DATA CORPORATION AND SUBSIDIARIES

        Management does not believe that, had the Company been operating other than as an affiliate of American Express, there would have been a material impact on net income.


NOTE 4: ACQUISITIONS/DISPOSITIONS

        The Company completed several acquisitions during 1994, the most significant of which was the acquisition of assets of the third-party mutual fund administration business of TBC, a subsidiary of Mellon Bank Corporation, for a cash purchase price of approximately $36 million. This business was combined with the Company's mutual fund servicing business. In addition, the Company purchased the assets of TeleMoney Services, a division of Ceridian Corporation, which provides transaction services including credit and debit card authorization, for a cash purchase price of $25 million.

        The Company completed several acquisitions during 1993, the most significant of which were the acquisitions of assets of ACB Sales & Service, Inc., ACB Management Services, Inc. (collectively ACBS) and Ingram & Associates, Inc. (Ingram) which expanded the Company's accounts receivable management services. In consideration of the ACBS and Ingram acquisitions, the Company paid approximately $72 million during 1993, of which $20 million was paid using 581,500 shares of the Company's common stock purchased directly from American Express, and will make additional cash payments of up to $14 million through 1998, of which approximately $6.3 million is contingent upon the future performance of the acquired entities, and additional payments totaling $5.0 million payable in the form of the Company's common stock, of which $1.7 million was paid during 1994.

        The Company completed several acquisitions during 1992, the most significant of which was the purchase of Gerber Alley & Associates, Inc. for a cash purchase price of approximately $24 million.

        A summary of the purchase price paid for acquisitions and the initial allocation thereof to the tangible assets acquired less liabilities assumed is as follows (thousands):

                                               1994          1993        1992
                                             --------      --------     -------
Total consideration paid ..................  $112,283      $123,504     $47,776
Tangible assets acquired less liabilities
  assumed at fair value ...................   (26,275)      (19,368)    (33,775)
                                             --------      --------     -------
Excess of purchase price over tangible
  assets acquired less liabilities
  assumed .................................  $138,558      $142,872     $81,551
                                             ========      ========     =======

        Of the excess of purchase price over tangible assets acquired less liabilities assumed for the 1994 and 1993 acquisitions, approximately $130 million is being amortized principally over 25 years, with the remainder over periods ranging from 5 to 10 years. The excess of purchase price over tangible assets acquired less liabilities assumed for the 1992 acquisitions is being amortized over periods of 20 to 25 years. The pro forma impact of these acquisitions was not material to 1994, 1993 or 1992 net income. The acquisitions have been accounted for using the purchase method.

        During the 1994 fourth quarter, the Company completed the disposition of its cable services and hotel reservation businesses for cash proceeds of $143 million, resulting in a net pretax gain of $40 million which has been netted against "Advertising, professional and other, net" on the Company's
Consolidated Statement of Income. Revenues from these businesses accounted for approximately 5 percent of the Company's consolidated revenues and a lesser percentage of its consolidated operating income.

                    FIRST DATA CORPORATION AND SUBSIDIARIES

        In November 1993, the Company sold the stock of its telemarketing business, WATS Marketing of America, Inc., for cash proceeds of $63 million resulting in a pretax gain of $22 million which was netted against "Advertising, professional and other, net" on the Company's Consolidated Statement of Income. The agreement also contained provisions for additional proceeds if certain 1994 revenue levels were met, for which the Company recognized $10 million in 1994. This business accounted for approximately 5 percent of the Company's consolidated revenues and a lesser percentage of its consolidated operating income.


NOTE 5: FINANCIAL INSTRUMENTS AND OFF-BALANCE SHEET RISK

        In the normal course of business, the Company is exposed to on- and off-balance sheet credit and market risks due to its involvement with certain financial instruments. Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. The Company regularly monitors the credit and market risk exposures and takes steps to mitigate the likelihood of these exposures resulting in loss. The Company monitors the credit risk of the counterparties to the hedging arrangements (discussed below) and the concentration of its contracts with any individual counterparty. The counterparties to the contracts are financial institutions that have a credit rating from a major rating agency of A or better. Market risk arises from the possibility that market changes may cause financial instruments to be less valuable.

        By their nature, the portfolios, as described in Note 2, expose the Company to certain credit risks, although the Company believes the high quality of the investments (96 percent have credit ratings of A or better from a major rating agency) reduces these risks substantially. In addition, the market risk associated with the portfolios is substantially reduced through hedging arrangements.


        Hedging Arrangements

        The Company pays variable rate commissions, which are generally based upon short-term rates, to some of its payment instrument selling agents. The Company has purchased variable rate cap agreements to protect itself from increases in these commissions. During 1994, the Company held a series of these variable rate cap agreements, with effective notional amounts totaling $1.4 billion ($848 million during 1993) which begin and expire at various dates through 1998. These agreements principally serve to cap variable rates between
5.25 percent and 6.0 percent (5.5 and 8.0 percent during 1993) and in certain instances provide for a minimum rate of 5.5 percent.

        In addition, the Company has entered into currency swap agreements expiring in 1996 to hedge a substantial portion of the foreign currency translation risk attributable to its net investment in the U.K. The terms of these agreements are such that on and through July 3, 1996 the Company will receive $237 million and interest at a fixed rate of 8.4 percent and is obligated to pay L.146 million and interest at a fixed rate of 10.79 percent. The market risk associated with these agreements relates to the loss impact a weakening U.S. dollar has on the net cash flows to be exchanged in the future thereunder. Throughout virtually all of 1994 and 1993, the pound sterling to U.S. dollar rate has been less than the forward rate of 1.625 set forth in the agreements.

        The Company also has purchased a series of forward foreign exchange contracts to hedge certain identifiable firm foreign currency commitments aggregating $28 million (L.18 million) at December 31, 1994 and expiring in 1995. At December 31, 1993, the Company had similar forward contracts aggregating $27 million (L.18 million) that expired during 1994.

                    FIRST DATA CORPORATION AND SUBSIDIARIES

        The following table lists carrying and fair values of financial instruments held by the Company for the years ended December 31, 1994 and 1993 and provides cross-references to the locations of additional disclosures (thousands):







                                                        1994                         1993
                                              -------------------------    -------------------------
                                  ADDITIONAL
                                  DISCLOSURE    CARRYING        FAIR        CARRYING        FAIR
                                   IN NOTE       VALUE         VALUE(A)      VALUE         VALUE(A)
                                  ----------  ----------    -----------    ----------    -----------
Cash and cash equivalents .......     (1)     $  166,203    $  166,203     $  298,041    $  298,041
Short-term investments ..........     (1)        197,134       197,134        141,026       141,026
Portfolios ......................  (1), (2)    2,686,092     2,659,766      1,641,700     1,733,101
Long-term debt ..................     (6)        474,680       459,273        521,269       560,052
Hedging agreements
  (principally variable rate
  cap agreements) ...............  (1), (3)       36,394        78,463         12,933        (2,748)
Cross-currency contracts ........     (1)         11,167         2,798         23,629        12,726

------------------
(a)     Fair values were determined using dealer quotations


NOTE 6: DEBT AND BORROWING AGREEMENTS

        Long-term debt at December 31 consists of (thousands):

                                                         1994                1993
                                                   ------------------  --------------------
                                                   CARRYING   FAIR     CARRYING     FAIR
                                                    VALUE    VALUE(A)   VALUE      VALUE(A)
                                                   --------  --------  --------    --------
Senior Notes,
    Series A, 8.39% due 1996 ....................  $ 68,000  $ 68,388  $102,000    $108,127
    Series B, 9.27% due 2001 ....................   180,000   184,158   180,000     207,064
6 5/8% Notes due 2003 ...........................   198,071   178,812   197,837     202,668
Term loan, 7.19% due 1997 .......................    17,800    17,106    20,250      21,011
Capital lease obligations, at various rates
  and maturities ................................     4,485     4,485     6,506       6,506
Other ...........................................     6,324     6,324    14,676      14,676
                                                   --------  --------  --------    --------
       Total ....................................  $474,680  $459,273  $521,269    $560,052
                                                   ========  ========  ========    ========

---------------
(a) Fair values were determined using discounted cash flows at current interest rates or dealer quotations

        On April 2, 1993, the Company completed a $200 million public debt offering of 6 5/8% Senior Unsecured Notes (Notes) due April 1, 2003. Interest on the Notes is payable semi-annually in arrears. There is no sinking fund obligation applicable to the Notes, nor are the Notes redeemable prior to maturity. The Company received net proceeds of approximately $198 million, which were used for general corporate purposes and acquisitions. The Series A and Series B Senior Notes are payable in five equal annual installments. The Series B installments will begin in July 1997. The term loan is payable in five annual installments.

        On December 20, 1993, the Company entered into a four-year revolving credit facility of $250 million with a syndicate of U.S. and foreign banks. Borrowings under the facility were available either on a daily basis at the prime rate, or for fixed time periods at 0.25 percent over the "Eurodollar" loan rate or 0.375 percent over the "Certificate of Deposit" loan rate. Borrowings of $35 million were made under this facility during December 1994 and were outstanding at December 31, 1994. The weighted average interest rate during the period was 8.5 percent for these short-term borrowings. No borrowings were made under this facility during 1993.

                    FIRST DATA CORPORATION AND SUBSIDIARIES

        In February 1995, the Company replaced the $250 million credit facility discussed above with two new revolving credit facilities (the Facilities) aggregating $400 million. The Facilities consist of a $100 million 364-day facility and a $300 million 5-year facility. Borrowings under the Facilities are available at rates which are tied to the Company's long-term senior unsecured credit ratings.

        The Facilities and the Senior Notes include various restrictions, including the requirement that the Company maintain its consolidated net worth, as defined, at a minimum level of $700 million plus 25 percent of consolidated net income, as defined, earned subsequent to December 31, 1993. None of these restrictions are presently significant to the Company.

        Aggregate annual maturities of long-term debt and capital leases are as follows (thousands): 1995, $45,666; 1996, $41,018; 1997, $45,588; 1998,
$36,128; 1999, $36,209; 2000 and beyond, $270,071.

        Interest paid on debt during 1994, 1993 and 1992 was $41 million, $38 million and $35 million, respectively.


NOTE 7: INCOME TAXES

        The provision for income taxes for the years ended December 31 consists of the following (thousands):

                                                        1994        1993       1992
                                                      --------    --------   -------
Federal ............................................  $126,729    $ 96,339   $72,585
State and local ....................................    12,818      12,704     9,762
Foreign.............................................     8,424       8,769     7,785
                                                      --------    --------   -------
    Total...........................................  $147,971    $117,812   $90,132
                                                      ========    ========   =======

        For financial reporting purposes, pretax income includes the following components (thousands):


                                                       1994        1993        1992
                                                    --------     --------    --------
U.S. .............................................  $345,721     $278,560    $215,630
Foreign ..........................................    10,396       12,299      15,927
                                                    --------     --------    --------
    Total ........................................  $356,117     $290,859    $231,557
                                                    ========     ========    ========


        Deferred income taxes result from the recognition of temporary differences. Temporary differences are differences between the tax bases of assets and liabilities and their reported amounts in the financial statements that will result in differences between income for tax purposes and income for financial statement purposes in future years. The provision for income taxes for the years ended December 31 is comprised of the following (thousands):

                                                     1994         1993         1992
                                                   --------     --------     -------
Current .........................................  $153,948     $110,968     $87,133
Deferred ........................................    (5,977)       6,844       2,999
                                                   --------     --------     -------
    Total .......................................  $147,971     $117,812     $90,132
                                                   ========     ========     =======


                   FIRST DATA CORPORATION AND SUBSIDIARIES

        At December 31, 1994 and 1993, the Company's net deferred tax assets consist of the following (thousands):

                                                       1994        1993
                                                     --------    -------
Deferred tax assets:
   Deferred revenue ..............................   $ 13,015    $17,032
   Employee-related liabilities ..................     11,361      7,106
   Accrued expenses, losses and other.............     86,917     70,267
   Unrealized securities losses ..................      3,560          -
                                                     --------    -------
          Total deferred tax assets ..............    114,853     94,405

Valuation allowance ..............................          -          -
                                                     --------    -------
   Deferred tax assets, net of valuation
     allowance ...................................    114,853     94,405
                                                     --------    -------
Deferred tax liabilities:
   Foreign currency transaction gains ............      4,755      8,895
   Depreciation and amortization  ................     55,353     28,501
   Other .........................................     12,350     10,644
                                                     --------    -------
          Total deferred tax liabilities .........     72,458     48,040
                                                     --------    -------
               Net Deferred Tax Assets ...........   $ 42,395    $46,365
                                                     ========    =======

        In connection with the currency swap agreements described in Note 5, the Company recorded tax benefits of $5.7 million and $0.8 million during the years ended December 31, 1994 and 1993, respectively, and a tax provision of $25 million during the year ended December 31, 1992, which amounts were credited/charged directly to the foreign currency translation adjustment component of Stockholders' Equity.

        Cash payments for net income taxes during 1994, 1993 and 1992 were $119 million, $83 million and $103 million, respectively, including $3.0 million and $47 million paid to American Express in 1993 and 1992, respectively.

        The reconciliation of income tax attributable to continuing operations computed at the U.S. federal statutory tax rate to income tax expense is (thousands):

                                                       1994        1993        1992
                                                     --------    --------    --------
Tax at U.S. statutory rate ........................  $124,640    $101,801    $78,729
Increases (reductions) in taxes resulting from:
    State and local taxes, net of federal income
      tax benefit .................................     8,332       8,258      6,443
    Amortization of goodwill ......................     8,971       8,422      6,398
    Revaluation of deferred taxes .................         -      (2,466)         -
    Divestitures ..................................     5,137       1,415          -
    All other .....................................       891         382     (1,438)
                                                     --------    --------    -------
        Income Tax Expense ........................  $147,971    $117,812    $90,132
                                                     ========    ========    =======

NOTE 8: RETIREMENT PLANS

        During 1994, the Company restructured its U.S. retirement plans to allow certain employees to elect to cease accruing benefits under the defined benefit plan in exchange for an enhanced benefit under the defined contribution plan. New employees will not participate in the defined benefit plan. The restructuring resulted in an immaterial curtailment gain and did not materially change the aggregate amount the Company contributed towards the employees' retirement benefits.

                    FIRST DATA CORPORATION AND SUBSIDIARIES

Defined Benefit Plans

        The Company has defined benefit pension plans covering certain full-time employees of the Company and its participating subsidiaries located in the U.S. and certain employees located outside the U.S. The cost of retirement benefits for eligible employees, measured by length of service, compensation and other factors, is being funded through trusts established under the plans. Funding of retirement costs for the U.S. plan complies with the minimum funding requirements specified by the Employee Retirement Income Security Act of 1974, as amended, and for the U.K. plans, with applicable U.K. regulations. Plan assets consist principally of investments in U.S. and foreign equities and fixed income securities. Net pension cost for the years ended December 31 consists of (thousands):

                                                      1994               1993              1992
                                                 ---------------   ---------------   ---------------
                                                  U.S.      U.K.     U.S.    U.K.     U.S.     U.K.
                                                 ------   ------   ------  -------   ------   ------
Service cost-benefit earned during period ...... $5,026   $5,816   $5,751  $ 6,364   $5,233   $6,637
Interest cost on projected benefit obligation ..  5,002    7,262    4,688    7,351    3,730    6,692
Actual loss (return) on plan assets ............    833   (4,445)  (4,771) (25,946)  (3,773)  (1,202)
Net amortization and deferral .................. (5,932)  (4,410)     408   18,286      353   (6,131)
                                                 ------   ------   ------  -------   ------   ------
     Net Periodic Pension Cost ................. $4,929   $4,223   $6,076  $ 6,055   $5,543   $5,996
                                                 ======   ======   ======  =======   ======   ======

        The following table sets forth the funded status and amounts recognized in the Consolidated Balance Sheet for the Company's defined benefit plans at December 31 (thousands):

                                                            1994                   1993
                                                    --------------------   -------------------
                                                       U.S.       U.K.        U.S.       U.K.
                                                    --------   ---------   --------   --------
Actuarial present value of benefit obligations:
     Vested benefit obligation ..................   $(43,833)  $ (94,013)  $(37,722)  $(93,773)
                                                    --------   ---------   --------   --------
     Accumulated benefit obligation  ............   $(49,936)  $ (94,013)  $(46,110)  $(93,773)
                                                    --------   ---------   --------   --------
     Projected benefit obligation ...............   $(63,498)  $(107,443)  $(66,485)  $(97,171)
Plan assets at fair value .......................     65,552     105,879     63,922     95,886
                                                    --------   ---------   --------   --------
Plan assets in excess of (less than) projected
  benefit obligation ............................      2,054      (1,564)    (2,563)    (1,285)
Unrecognized net loss (gain) ....................      8,104      (2,515)     7,199     (5,615)
Unrecognized net asset at transition ............     (1,157)          -     (1,571)         -
Unrecognized prior service cost .................        470           -      1,172          -
                                                    --------   ---------   --------   --------
         Pension Asset (Liability) Included in
           the Consolidated Balance Sheet .......   $  9,471   $  (4,079)  $  4,237   $ (6,900)
                                                    ========   =========   ========   ========


        The range of assumptions used in the Company's plans at December 31 were:

                                                     1994              1993             1992
                                                --------------    --------------    --------------
                                                 U.S.     U.K.     U.S.     U.K.     U.S.     U.K.
                                                -----    -----    -----    -----    -----    -----
Discount rates ...............................  8.25%    9.00%    7.50%    7.50%    8.00%    9.50%
Rates of increase in compensation levels .....  5.50%    6.50%    5.50%    4.00%    6.50%    6.00%
Expected long-term rate of return on assets ..  9.00%   10.00%    9.00%    9.00%    9.00%   11.00%


        These assumptions were changed in 1994 to reflect a higher interest rate environment in both the U.S. and the U.K. and a higher expected long-term rate of return on plan assets and wage growth rate in the U.K. The impact of these assumption changes is not anticipated to have a material impact on future results of operations.

                    FIRST DATA CORPORATION AND SUBSIDIARIES

        Defined Contribution Plan

        The Company has an incentive savings plan which allows eligible employees to contribute a percentage of their compensation and provides for certain Company matching, service-related and other contributions. The Company's contributions were approximately $20.6 million, $12.3 million and $7.5 million in 1994, 1993 and 1992, respectively.

NOTE 9: STOCK COMPENSATION PLANS

        Long-Term Incentive Plan

The Company's 1992 Long-Term Incentive Plan (1992 Plan) provides for the grant to key employees and other key individuals who perform services for the Company of the following type of incentive awards: stock options, stock appreciation rights, restricted stock, performance grants and other types of awards the Compensation and Benefits Committee of the Board of Directors deems to be consistent with the purposes of the 1992 Plan. The 1992 Plan provides for stock options, which include nonqualified stock options, incentive options and purchased stock options, to be granted at an option price less than, equal to or greater than the fair market value of the underlying shares of the Company's common stock, but in no event less than 50 percent of the fair market value on the date of the grant. It is the Company's policy to grant such options at a price equivalent to the fair market value at the date of grant. A total of 12,790,000 shares of common stock has been reserved for issuance under the 1992 Plan which is scheduled to terminate in April 2002, unless extended by action of the Company's Board of Directors. The following table presents the stock option activity for the years ended December 31, 1994, 1993 and 1992:



                                                OPTION PRICE PER             OPTIONS
                                                    SHARE                  OUTSTANDING
                                                ----------------           -----------
Balance at January 1, 1992 ...................              -                      -
    Granted ..................................  $22.00-$29.75              4,157,500
    Exercised  ...............................              -                      -
    Canceled .................................         $22.00                (36,350)
                                                -------------              ---------
Balance at December 31, 1992 .................  $22.00-$29.75              4,121,150
    Granted ..................................  $33.31-$41.75              4,548,338
    Exercised ................................  $22.00-$26.31               (351,858)
    Canceled .................................  $22.00-$36.06               (207,917)
                                                -------------              ---------
Balance at December 31, 1993 .................  $22.00-$41.75              8,109,713
    Granted  .................................  $42.13-$50.06              2,290,911
    Exercised  ...............................  $22.00-$41.63               (320,538)
    Canceled .................................  $22.00-$50.06               (352,909)
                                                -------------              ---------
Balance at December 31, 1994 .................  $22.00-$50.06              9,727,177
                                                =============              =========

        There were 2,196,758 and 1,093,372 options exercisable at December 31, 1994 and 1993, respectively. There were no options exercisable at December 31, 1992.

        Prior to the IPO, the Company's officers, key employees and other individuals participated in various American Express incentive plans. Total expenses recorded in connection with these plans were approximately $0.6 million, $1.3 million and $2.3 million for the years ended 1994, 1993 and 1992, respectively. Such amounts have been reflected in the related party transactions table in Note 3.

                    FIRST DATA CORPORATION AND SUBSIDIARIES

        Director's Stock Option Plan

        The Company's 1993 Director's Stock Option Plan (DSOP) provides for the grant of stock options to non-employee directors of the Company, which include nonqualified and purchased stock options, to be granted at an option price equal to the fair market value of the underlying shares of the Company's common stock on the date of the grant. A total of 750,000 shares of common stock has been reserved for issuance under the DSOP. At December 31, 1994, there were 85,977 options outstanding at option prices ranging from $40.75 to $50.00, of which 6,250 options were exercisable. At December 31, 1993, there were 25,000 options outstanding at an option price of $40.75, none of which were exercisable.


        Employee Stock Purchase Plan

        During 1992, the Company adopted a combination Save As You Earn (SAYE) and Inland Revenue approved share option scheme (the First Data Resources Sharesave Scheme) for its U.K. employees. Under the First Data Resources Sharesave Scheme, employees electing to save monthly amounts through payroll deductions are concurrently granted options to purchase the Company's common stock at 80 percent of the fair market value on the date of grant. During 1994, there was a total of 1,319 options exercised at an option price of $24.28. Total expenses recorded in conjunction with this plan were not significant in 1994, 1993 and 1992.


NOTE 10: OPERATING LEASE COMMITMENTS

        The Company leases certain office facilities and operating equipment under cancelable and noncancelable agreements. Total rent expense was $83 million, $77 million and $67 million for the years ended December 31, 1994, 1993 and 1992, respectively. At December 31, 1994, the minimum aggregate rental commitment under all noncancelable leases was (thousands): 1995, $59,050; 1996, $56,059; 1997, $44,398; 1998, $26,541; 1999, $23,217; and $155,394 for years thereafter. Most leases contain standard renewal clauses.


NOTE 11: GEOGRAPHIC OPERATIONS

The following table presents certain information regarding the Company's operations in different geographic regions at December 31, 1994, 1993 and 1992 and for the years then ended (thousands):

                                              U.S.          U.K.         OTHER    CONSOLIDATED
                                           ----------    --------       -------   ------------
1994
    Revenues ............................. $1,477,095    $153,296       $21,802     $1,652,193
    Operating income .....................    360,525      32,474 (a)     4,375        397,374
    Pretax income ........................    344,597       8,931 (a)     2,589        356,117
    Identifiable assets ..................  5,014,134     356,847        48,463      5,419,444
1993
    Revenues ............................. $1,325,181    $148,776       $16,386     $1,490,343
    Operating income .....................    288,322      39,569         4,398        332,289
    Pretax income ........................    276,531      12,028         2,300        290,859
    Identifiable assets ..................  3,554,814     359,149        40,701      3,954,664
1992
    Revenues ............................. $1,034,456    $167,587       $ 3,277     $1,205,320
    Operating income .....................    223,562      41,524           443        265,529
    Pretax income ........................    216,630      14,864            63        231,557
    Identifiable assets ..................  3,388,623     408,925        42,064      3,839,612

------------------
(a) Reflects the impact of the operations consolidation discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                    FIRST DATA CORPORATION AND SUBSIDIARIES

        Operating income for non-U.S. operations excludes allocated corporate expenses. Identifiable assets are those that are used or generated exclusively by the respective operations.

        The Company had a significant customer that contributed 10.7 percent of the Company's consolidated revenues for the year ended December 31, 1992.


NOTE 12: CONTINGENCIES

        The Company is involved in litigation primarily arising in the normal course of its business. In the opinion of management, the Company's recovery or liability, if any, under any pending litigation, would not materially affect its financial condition or operations.


NOTE 13: QUARTERLY FINANCIAL DATA (UNAUDITED)

        Summarized quarterly results of operations for the two years ended December 31, 1994 are as follows (thousands, except per share amounts):

                                                        THREE MONTHS ENDED
                                           -----------------------------------------------------
                                           MARCH 31(A)    JUNE 30   SEPTEMBER 30  DECEMBER 31(A)
                                           -----------   --------   ------------  --------------
1994
    Total revenues .......................  $375,820     $409,585    $432,377        $434,411
    Pretax income ........................    73,818       78,499      91,017         112,783
    Net income ...........................    43,702       46,547      53,927          63,970
    Net income per share .................      0.39         0.42        0.48            0.58
    Dividends declared per share .........      0.03           --(b)     0.06 (b)        0.03
1993
    Total revenues .......................  $346,785     $379,131    $380,981        $383,446
    Pretax income ........................    60,622       65,331      74,062          90,844
    Net income ...........................    36,299       39,050      44,775          52,923
    Net income per share .................      0.33         0.35        0.40            0.48
    Dividends declared per share .........      0.03         0.03        0.03            0.03

----------------
(a) See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of nonrecurring items included in the fourth quarter 1994 and first and fourth quarter 1993 results
(b) FDC declared its regular quarterly cash dividend for the second quarter on July 27, 1994 and for the third quarter on September 28, 1994


NOTE 14: SUBSEQUENT EVENTS

        In 1994, the Company announced agreements to acquire CESI Holdings, Inc.
(CES) and its subsidiary, Card Establishment Services Inc. and the merchant processing and point-of-sale unit of ENVOY Corporation (ENVOY). These acquisitions are expected to close in the 1995 first quarter. In consideration for the CES acquisition, the Company will pay approximately $500 million in the form of FDC common stock. The ENVOY acquisition will require a payment of approximately $156 million in the form of FDC common stock. In addition, under the terms of the ENVOY acquisition, a contingent payment of up to $21 million in the form of FDC common stock will be due over a one- to three-year period if the ENVOY unit purchased attains certain performance objectives.

        The following unaudited pro forma financial information is presented to show the estimated effect on the Company of the CES acquisition as if it had occurred at the beginning of 1994. The pro forma information does not give pro forma effect to the acquisition of ENVOY, as it would have had an immaterial effect on pro

                   FIRST DATA CORPORATION AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Concluded)

forma earnings. The pro forma revenues, net income and net income per common share for the year ended December 31, 1994 are (in thousands, except per share amount) $1,862,284, $204,294, and $1.68, respectively.

        Pro forma results present revenues net of interchange and association fees. Interchange fees represent a standardized fee charged by the Visa and Mastercard credit card associations to compensate card issuing banks for the risk of transaction fraud, processing expenses and funding costs and are settled with the card issuing banks. Historically, CES presented its revenues on a gross basis. The Company believes it is appropriate to present revenues on a net basis on its consolidated financial statements as generally there is no risk to the Company associated with the interchange fees. If these fees were included in CES' revenues in the pro forma financial information above, revenues would increase by $587 million for 1994.

        Adjustments made in arriving at pro forma unaudited results of operations include the preliminary revaluation of CES assets to their fair value, reduced interest expense on existing debt due to lower borrowing rates of the Company, amortization of approximately $700 million of goodwill and related tax adjustments. The pro forma results do not, however, include any adjustments for cost savings or benefits from economies of scale that the Company believes would have been achieved had the transaction occurred at the beginning of 1994. The pro forma financial information is presented for informational purposes and is not necessarily indicative of the future results of operations of the combined companies.

        In conjunction with the CES acquisition, the Company will be obligated to provide cash to CES to retire CES' outstanding indebtedness under its senior credit facility. As of January 31, 1995, the outstanding indebtedness under this facility was approximately $76 million. The Company has sufficient funds available under the Facilities to satisfy this obligation.

                             FIRST DATA CORPORATION

                SCHEDULE VIII-VALUATION AND QUALIFYING ACCOUNTS
                             (DOLLARS IN THOUSANDS)

               COLUMN A                         COLUMN B         COLUMN C             COLUMN D      COLUMN E
               --------                         --------         --------             --------      --------
                                                                ADDITIONS
                                                            ------------------
                                                 BALANCE    CHARGED    CHARGED
                                                   AT       TO COSTS   TO OTHER                     BALANCE
                                                BEGINNING     AND      ACCOUNTS-      DEDUCTIONS   AT END OF
       DESCRIPTION                              OF PERIOD   EXPENSES   DESCRIBE        DESCRIBE     PERIOD
       -----------                              ---------   --------   --------        --------     ------
Year Ended December 31, 1992
 Deducted from Receivables ....................   $8,352     $2,258    $1,799 (a)     $4,404 (b)    $8,005
Year Ended December 31, 1993
 Deducted from Receivables ....................   $8,005     $2,538    $1,349 (a)     $3,286 (b)    $8,606
Year Ended December 31, 1994
 Deducted from Receivables ....................   $8,606     $2,112    $    0         $3,601 (b)    $7,117

--------------
(a)     Amounts related to business acquisitions.
(b) Amounts related to business divestitures, amounts written off against assets and in 1992, the impact of foreign currency translation.